   As filed with the Securities and Exchange Commission on February 24, 2000
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 -------------

                           MICROSTRATEGY INCORPORATED
             (Exact name of registrant as specified in its charter)

                                 -------------

         Delaware                     7372                   51-0323571
     (State or other
    jurisdiction of
            (Primary Standard Industrial Classification Code Number)
                                                          (I.R.S. Employer
                                                       Identification Number)
      incorporation
    or organization)

                                 -------------

                           8000 Towers Crescent Drive
                             Vienna, Virginia 22182
                                 (703) 848-8600
    (Address including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                 -------------

                               Michael J. Saylor
                     President and Chief Executive Officer
                           MICROSTRATEGY INCORPORATED
                           8000 Towers Crescent Drive
                             Vienna, Virginia 22182
                                 (703) 848-8600
                (Name, Address including Zip Code and Telephone
               Number, including Area Code, of Agent for Service)

                                 -------------

                                   Copies to:

         THOMAS S. WARD, ESQ.                    DAVID C. CHAPIN, ESQ.
          HALE AND DORR LLP                   CHRISTOPHER J. AUSTIN, ESQ.
           60 State Street                           ROPES & GRAY
     Boston, Massachusetts 02109                One International Place
      Telephone: (617) 526-6000                    Boston, MA 02110
       Telecopy: (617) 526-5000                Telephone: (617) 951-7000
                                               Telecopy: (617) 951-7050

                                 -------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 -------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                            Proposed
                                             Proposed       Maximum
                                 Amount      Maximum       Aggregate     Amount of
   Title of each class of        to be    Offering Price    Offering    Registration
 securities to be registered   Registered  Per Share(1)     Price(1)        Fee
------------------------------------------------------------------------------------
Class A Common Stock,
 $.001 par value per share..   7,475,000      148.06     $1,106,748,500   $292,182
------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                Subject to Completion. Dated February 24, 2000.

                                6,500,000 Shares

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+[MICROSTRATEGY INCORPORATED LOGO]                                             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                              Class A Common Stock

                                  -----------

  MicroStrategy Incorporated is offering 4,000,000 shares of the Class A Common Stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,500,000 shares. MicroStrategy will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

  The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "MSTR". The last reported sale price of the Class A Common Stock on February 23, 2000, was $154.63 per share.

  See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of our Class A Common Stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                Per Share Total
                                                                --------- -----
Initial price to public........................................    $       $
Underwriting discount..........................................    $       $
Proceeds, before expenses, to MicroStrategy....................    $       $
Proceeds, before expenses, to the selling stockholders.........    $       $

  To the extent that the underwriters sell more than 6,500,000 shares of Class A Common Stock, the underwriters have the option to purchase up to an additional 600,000 shares from MicroStrategy and up to an additional 375,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on       , 2000

Goldman, Sachs & Co.
                Friedman Billings Ramsey
                           Merrill Lynch & Co.
                                             Chase H&Q

                                  -----------

                        Prospectus dated        , 2000.

[The inside front cover shows a graphic depiction of MicroStrategy products, including MicroStrategy Intelligence Server, MicroStrategy Architect, MicroStrategy Agent, MicroStrategy Web, MicroStrategy InfoCenter, MicroStrategy Broadcaster, MicroStrategy Telcaster, MicroStrategy Administrator and listing the database products that supply data to the software]

[The inside front cover gatefold contains a schematic representation of the use of the MicroStrategy intelligent e-business software platform, showing how information can be used by various individuals across an enterprise.]

                                    SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                                    Overview

   MicroStrategy is a leading worldwide provider of intelligent e-business software and related services that enable the transaction of one-to-one electronic business through web, wireless and voice communication channels. MicroStrategy's product line enables both proactive and interactive delivery of information from large-scale databases and provides the largest 2000 enterprises in the world and leading Internet businesses with a software platform to develop solutions that deliver insight and intelligence to their enterprises, customers and supply-chain partners. In July 1999, MicroStrategy launched a personal intelligence network called Strategy.com, which leverages MicroStrategy's software platform to deliver personalized, requested information to consumers.

   The growth of the intelligent e-business software market has been driven by:

  .  the need to create a personalized one-to-one customer experience;

  .  the increase in transactional data capture;

   .  the need to integrate online and traditional operations; and

   . the emergence of wireless Internet and text-to-speech and voice-recognition technologies.

   In addition, the Internet has dramatically expanded the demand for information by allowing users worldwide to quickly and cost-effectively access and receive information. This speed and ease of information access is creating numerous new e-business opportunities. International Data Corporation, or IDC, predicts that worldwide spending on Internet business infrastructure will increase from $211 billion in 1998 to $1.5 trillion in 2003. In addition, IDC predicts that the value of wireless Internet transactions will increase from $4.3 billion in 1998 to more than $38.0 billion by 2003.

   Our software platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting internal enterprise users, the platform delivers critical business information beyond corporate boundaries to customers, partners and supply chain constituencies through a broad range of communication channels such as the Internet, e-mail, telephones and wireless communications devices. Our platform is designed for developing e-business solutions that are personalized and proactive, and that reach millions of users. We also offer a comprehensive consulting, education and technical support services for our customers and partners.

   MicroStrategy has over 900 customers across such diverse industries as telecommunications, retail, finance, insurance, healthcare, pharmaceuticals and consumer packaged goods. Representative MicroStrategy customers include American Express, Blockbuster Entertainment, Earthlink, Eckerd Corporation, GE Capital, General Motors, Kmart, MCI WorldCom, Nielsen Media Research, Merck-Medco, Network Solutions, Ralston Purina, The SABRE Group, US Postal Service, and Visa International.

   Strategy.com is MicroStrategy's personal intelligence network, a new form of media that brings speed to transactions by actively delivering highly personalized, relevant and timely information to individuals through a wide variety of delivery methods, including e-mail, telephone and wireless devices. The Strategy.com network leverages the MicroStrategy software platform and is organized around a suite of information channels. The network currently operates a finance channel and plans to launch additional channels on subjects such as weather, news, politics, arts, traffic, travel and entertainment. Strategy.com syndicates its channels through other companies that serve as network affiliates and network associates, which we refer to collectively as affiliates. Affiliates offer the Strategy.com channels and services on a co-branded basis directly to their customers and in turn share with Strategy.com a percentage of the revenues they generate. Strategy.com also provides application maintenance, development, customer billing and support services for these channels, enabling affiliates to focus on their core businesses. Strategy.com has established over 75 network affiliate agreements with leading Internet companies, communication carriers, media companies and financial institutions and now has over 250,000 subscribers for its Strategy.com Finance channel.

   We market our MicroStrategy and Strategy.com products and services primarily through our direct sales force, with sales offices in major cities throughout the United States, Canada, Europe and South America. We have also entered into relationships with more than 225 systems integrators, application development and platform partners including Arthur Andersen, Exchange Applications, HNC Software, IBM, KPMG Peat Marwick, NCR and Oracle.

   Our president, chief executive officer and chairman, Michael J. Saylor, founded MicroStrategy in 1989. We are incorporated in Delaware, and our worldwide headquarters are located at 8000 Towers Crescent Drive, Vienna, Virginia 22182. Our telephone number is (703) 848-8600, and our web sites are www.microstrategy.com and www.strategy.com. The information on our web sites is not part of this prospectus.

                              Recent Developments

   In February 2000, we made a series of announcements regarding Strategy.com, reflecting recent developments in its operations since its launch in July 1999. Specifically, we announced that:

  . Strategy.com Finance, the first channel of the Strategy.com network, now has over 250,000 subscribers for its service;

  . two additional channels, Strategy.com Weather and Strategy.com News, which are both currently operating on a test basis, are expected to be commercially available in the second quarter of 2000; and

  . we have recently entered into an agreement with Nextel to power wireless brokerage services.

   As a result of the continued development of the Strategy.com business we have also announced that:

  . Strategy.com will become a separate operating subsidiary of MicroStrategy;

  . Nicholas Weir has been named president and chief operating officer of Strategy.com and Eric Brown has been named chief financial officer and chief administrative officer;

  . MicroStrategy intends to accelerate the pace of investment in Strategy.com, with at least $100 million to be invested to further develop, market and operate Strategy.com over the next 12 months; and

  . we are currently evaluating financial opportunities for Strategy.com, which may include undertaking an initial public offering of its stock within the next 18 months.

   We expect that the increased investments we are making as we continue to develop and build our Strategy.com network will result in increased operating expenses to MicroStrategy, causing us to become unprofitable in 2000. We also intend to continue making significant investments in Strategy.com after 2000 and therefore believe we will continue to be unprofitable for the forseeable future.

                                  The Offering

 Class A common stock offered by:
    MicroStrategy................................... 4,000,000 shares
    Selling stockholders............................ 2,500,000 shares
        Total offering.............................. 6,500,000 shares

 Common stock to be outstanding after the offering.. 29,369,024 shares of Class
                                                     A common stock

                                                     53,480,115 shares of Class
                                                     B common stock

 Use of Proceeds.................................... We intend to use the net proceeds of the offering
                                                     for working capital and
                                                     general corporate purposes
                                                     and to support the
                                                     development, marketing and
                                                     operation of Strategy.com,
                                                     as well as for possible
                                                     acquisitions or
                                                     investments. We will not
                                                     receive any of the
                                                     proceeds from the sale of
                                                     shares by the selling
                                                     stockholders.

 Nasdaq National Market Symbol...................... MSTR

   Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 975,000 shares of Class A common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 30,344,024 shares of Class A common stock and 53,105,115 shares of Class B common stock will be outstanding after the offering.

   All share numbers in this prospectus reflect our two-for-one stock split, effected as a stock dividend, in January 2000. The number of shares to be outstanding after this offering is based upon shares outstanding as of February 23, 2000, and does not include:

  . 12,846,640 shares of Class A common stock issuable upon the exercise of currently outstanding stock options; and

  . 4,890,118 shares reserved for issuance under our stock plans and employee stock purchase plan.

   Holders of our Class A common stock generally have the same rights as holders of our Class B common stock, except that holders of Class A common stock have one vote per share while holders of Class B common stock have ten votes per share. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law. Class B common stock may be converted into Class A common stock at any time on a one-for-one basis. The Class A common stock and the Class B common stock are referred to together as the common stock. Following this offering, owners of our Class B common stock will own 53,480,115 shares of Class B common stock, or 94.8% of the combined voting power of our common stock.

                      Summary Consolidated Financial Data

                                                                 Nine Months
                                                                    Ended
                                 Years Ended December 31,       September 30,
                              -------------------------------- ----------------
                               1995   1996    1997(1) 1998(1)  1998(1)   1999
                              ------ -------  ------- -------- ------- --------
                                                                 (unaudited)
                                   (in thousands, except per share data)
Consolidated Statements of
 Operations Data:
Revenues....................  $9,777 $22,603  $53,557 $106,430 $70,699 $135,977
Income (loss) from
 operations.................      77  (2,290)     372    9,326   5,140   12,645
Net income (loss)...........      48  (2,375)     121    6,178   3,412    8,864
Basic net income (loss) per
 share(2)...................  $ 0.00 $ (0.04) $  0.00 $   0.09 $  0.05 $   0.12
Weighted average shares used
 in computing basic net
 income (loss) per
 share(2)...................  57,793  58,988   58,988   66,986  65,543   75,420
Diluted net income (loss)
 per share(2)...............  $ 0.00 $ (0.04) $  0.00 $   0.08 $  0.04 $   0.11
Weighted average shares used
 in computing diluted net
 income (loss) per
 share(2)...................  57,793  58,988   64,725   77,203  75,873   84,005

                                                            As of September 30,
                                                                    1999
                                                            --------------------
                                                                         As
                                                             Actual  Adjusted(3)
                                                            -------- -----------
                                                                (unaudited)
                                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................................. $ 22,380  $614,613
Working capital............................................   71,880   663,013
Total assets...............................................  140,272   732,505
Total stockholders' equity.................................  104,822   695,955

--------
(1) Before completing our initial public offering on June 16, 1998, we were an S corporation. As an S corporation, we were not liable for corporate income taxes. On a pro forma basis, if we had been a taxpaying entity, we would have recorded an income tax provision of approximately $489 and a net loss of approximately $368 for the year ended December 31, 1997, an income tax provision of approximately $3,649 and net income of $5,971 for the year ended December 31, 1998 and an income tax provision of approximately $1,965 and net income of $3,205 for the nine months ended September 30, 1998. Pro forma basic and diluted loss per share would have been $0.01 for the year ended December 31, 1997, pro forma basic and diluted income per share would have been $0.09 and $0.08, respectively, for the year ended December 31, 1998 and pro forma basic and diluted income per share would have been $0.05 and $0.04, respectively, for the nine months ended September 30, 1998.
(2) Share and per share amounts for all periods presented have been restated to reflect the two-for-one stock split which occurred in January 2000.
(3) As adjusted to reflect our sale of 4,000 shares of Class A common stock offered with this prospectus at an assumed public offering price of $154.63 per share, after deducting the underwriting discount and the estimated offering expenses that we will pay.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

   If any of the events described in the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our Class A common stock could decline and you may lose all or part of your investment.

Our quarterly operating results, revenues and expenses may fluctuate significantly, which could have an adverse effect on the market price of our stock

   For a number of reasons, including those described below, our operating results, revenues and expenses may vary significantly from quarter to quarter. These fluctuations could have an adverse effect on the market price of our Class A common stock.

   Fluctuations in Quarterly Operating Results. Our quarterly operating results may fluctuate as a result of:

  .  the size and timing of significant orders;

  .  the timing of new product announcements;

  .  changes in our pricing policies or those of our competitors;

  . market acceptance of business intelligence software generally and of new and enhanced versions of our products in particular;

  .  the length of our sales cycles;

  .  changes in our operating expenses;

  .  personnel changes;

  . our success in expanding our direct sales force and adding to our indirect distribution channels;

  .  the pace and success of our international expansion;

  .  delays or deferrals of customer implementation;

  .  changes in foreign currency exchange rates; and

  .  seasonal factors such as a lower pace of new sales in the summer.

   Limited Ability to Adjust Expenses. Because we plan to expand our business, we expect our operating expenses to increase substantially. In particular, during 2000 we expect to increase significantly the costs associated with developing, marketing and operating our Strategy.com network and with expanding our technical support, research and development and sales and marketing organizations. We also expect to devote substantial resources to expanding our indirect sales channels and international operations. We base our operating expense budgets on expected revenue trends. In the short term we may not be able to reduce the actual operating expenses associated with our expansion.

   Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the price of our Class A common stock may fall.

We have recently introduced Strategy.com and it is uncertain whether it will achieve widespread acceptance.

   We have implemented the finance channel of our Strategy.com network, and our weather and news channels have been introduced on a test basis. We plan on introducing sports and traffic channels as part of our suite of information channels, but they are still in development. While we expect to implement these channels on a commercial basis by the end of 2000, we may encounter delays or difficulties in this commercial introduction. We expect that a portion of our future revenue will depend on fees from subscribers for the use of the Strategy.com network service, from products and services offered through this network, and from royalties from affiliates who bundle our Strategy.com network with their own product and service offerings. We have not, to date, generated any significant revenue from our Strategy.com network and may not be able to do so in the future. If this service, or the products and services offered through it, fail to achieve widespread customer acceptance, our business, financial condition and results of operations may be materially adversely affected. In addition, revenue from Strategy.com would be adversely affected if our affiliates do not perceive that the integration of our Strategy.com network with their product and service offerings will increase demand for their products and services or will otherwise be able to generate a sufficient return on their investment in the use of our network.

We intend to make significant expenditures in developing our Strategy.com network, which will result in us incurring operating losses

   We plan to substantially increase the amounts we will expend on our Strategy.com network compared to the expenses we have incurred to date. We intend to invest at least $100 million over the next twelve months to develop and market Strategy.com. This will result in operating losses and will cause us to become unprofitable in 2000. We also intend to continue making significant investments in Strategy.com after 2000 and therefore believe we will continue to be unprofitable for the foreseeable future.

We may lose sales, or sales may be delayed, due to the long sales and implementation cycles for our products, which would reduce our revenues

   To date, our customers have typically invested substantial time, money and other resources and involved many people in the decision to license our software products. As a result, we may wait nine months or more after the first contact with a customer for that customer to place an order while they seek internal approval for the purchase of our products. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be canceled. For example, our competitors may introduce new products, or the customer's own budget and purchasing priorities may change.

   Even after an order is placed, the time it takes to deploy our products varies widely from one customer to the next. Implementing our product can sometimes last several months, depending on the customer's needs and may begin only with a pilot program. It may be difficult to deploy our products if the customer has complicated deployment requirements, which typically involve integrating databases, hardware and software from different vendors. If a customer hires a third party to deploy our products, we cannot be sure that our products will be deployed successfully.

We face intense competition, which may lead to lower prices for our products, reduced gross margins, loss of market share and reduced revenue

   The markets for e-business infrastructure software, customer relationship management software, web portals, business intelligence and Internet-based and wireless information networks are intensely competitive and subject to rapidly changing technology. In addition, many of our competitors in these markets are offering, or may soon offer, products and services that may compete with our products and our Strategy.com network.

   Our most direct competitors provide:

  .  e-business products, including business to business products;
  .  customer relationship management products;
  . e-commerce transaction products, such as business-to-consumer products; . business intelligence products;
  .  Internet and wireless information networks and portals;
  . vertical Internet portals and information networks; and . wireless communications and wireless application protocol enabled products.

   Each of these markets is discussed more fully below.

   E-business Infrastructure Software. In the e-business infrastructure software market, BroadVision, E.piphany, Vignette, Net Perceptions, Broadbase, Art Technology Group, Doubleclick, Engage Technologies and Personify all provide products that compete directly or indirectly with our intelligent e-business product line. Many of these companies provide alternatives to our technology for adding intelligence and personalization to e-commerce applications. For example, customer information, such as past purchases, clickstream data and stated preferences, can be used to create a personalized e-commerce experience that targets customers with offers and interactions to which they are more likely to respond.

   Customer Relationship Management Products. Companies that deliver customer relationship management products alone or in conjunction with e-commerce applications, such as BroadVision, E.piphany, Vignette and Siebel, compete with our intelligent e-business products.

   E-commerce Transaction Systems. E-commerce transaction systems, such as those provided by Microsoft, IBM, America Online's Netscape division, BroadVision, Open Market, InterWorld and Oracle could provide competition to MicroStrategy. These products have the potential to extend their capabilities to use customer information as the basis for generating targeted, personalized product offers, which would compete with our products.

   Business Intelligence Products. In the business intelligence market, we compete with providers of software used to enable businesses to analyze and optimize their operations. In the enterprise category, which is generally focused on large deployments typically numbering tens of thousands to hundreds of thousands of users and/or terabyte-sized databases, the Information Advantage unit of Sterling Software, which recently announced that it was being acquired by Computer Associates, competes with us. In the desktop analysis and reporting category, we face competition from companies such as Business Objects, Cognos and Brio Technology and also from companies such as Oracle, Microsoft and IBM with products that are generally bundled with or designed to work with their own databases.

   Web Portals and Information Networks. Web portals and information networks such as Microsoft Network, Yahoo, Lycos, Excite, America Online and InfoSpace.com, offer an array of information, including finance, sports, news and weather, that is similar to information provided by Strategy.com.

   Vertical Internet Portals and Information Networks. Expedia, Weather.com, CNBC.com, ABC.com, ESPN.com, Microsoft Investor, StockBoss, Microsoft CarPoint, InfoBeat, Internet Travel Network and others have developed custom applications and products to commercialize, analyze and deliver specific information over the Internet. These systems are usually tailored to one application, such as providing news, sports, or weather, but in the aggregate, they offer applications similar to those provided by Strategy.com, and any one of these companies could expand their offering to more closely compete with Strategy.com.

   Wireless Communications and Wireless Application Protocol Enabled
Products. Providers of wireless communications and devices such as AT&T, Sprint, MCI WorldCom, Nextel Communications, British Telecom, Deutsche Telekom, PageNet, Nokia, Ericsson, Aether Systems, 3Com and Palm offer a variety of mobile phones and wireless devices over which Strategy.com delivers information. These companies may develop in-house information services or partner with other companies to deliver information that is competitive to that offered by Strategy.com.

   Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, and greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the e-business industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. Increased competition may lead to price cuts, reduced gross margins and loss of market share. We cannot be sure that we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not have a material adverse affect on our business, operating results and financial condition.

   Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, they may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with competitors. Such relationships may limit our ability to sell our products through specific distribution channels. Accordingly, it is possible that new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could have a material adverse effect on our business, operating results and financial condition.

Our business is expanding, and our failure to manage this expansion effectively, as well as the strain on our resources, could have a material adverse effect on our business, operating results and financial condition

   We have been expanding rapidly and we expect to continue expanding our operations. Our total number of employees has grown from 59 on December 31, 1994 to 1,662 on December 31, 1999 and we expect our number of employees to continue to increase. We have placed significant demands on our administrative, operational, financial, and personnel resources and expect to continue doing so. In particular, we expect the current and planned growth of our international operations to lead to increased financial and administrative demands. For example, expanded facilities will complicate operations, managing relationships with new foreign partners will mean additional administrative burdens, and managing foreign currency risks will require expanded treasury functions. We may also need to expand our support organization to develop our indirect distribution channels in new and expanded markets and to accommodate growth in our installed customer base. Failure to manage our expansion effectively could have a material adverse effect on our business, operating results and financial condition.

   In addition, the development of our Strategy.com network could divert the time and attention of our senior management from our other business. Michael J. Saylor, our president and chief executive officer, currently is responsible for the strategic planning and direction of both our MicroStrategy software platform and Strategy.com network businesses. If Mr. Saylor does not effectively manage his time and attention between our businesses, it could materially adversely affect our business, operating results and financial condition.

If we are unable to recruit or retain skilled personnel, or if we lose the services of any of our key management personnel, our business, operating results and financial condition would be materially adversely affected

   Our future success depends on our continuing ability to attract, train, assimilate and retain highly skilled personnel. Competition for these employees is intense. We may not be able to retain our current key employees or attract, train, assimilate or retain other highly skilled personnel in the future. Our future success also depends in large part on the continued service of key management personnel, particularly Michael J. Saylor, our president and chief executive officer, and Sanju K. Bansal, our executive vice president and chief operating officer. If we lose the services of one or both of these individuals or other key personnel, or if we are unable to attract, train, integrate and retain the highly skilled personnel we need, our business, operating results and financial condition could be materially adversely affected.

Our inability to develop and release product enhancements and new products to respond to rapid technological change in a timely and cost-effective manner would have a material adverse effect on our business, operating results and financial condition

   The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changing customer demands and evolving industry standards. The introduction of products embodying new technologies can quickly make existing products obsolete and unmarketable. We believe that our future success depends largely on three factors:

  . our ability to continue to support a number of popular operating systems and databases;

  .  our ability to maintain and improve our current product line; and

  . our ability to rapidly develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements.

   Business intelligence applications are inherently complex, and it can take a long time to develop and test major new products and product enhancements. In addition, customers may delay their purchasing decisions because they anticipate that new or enhanced versions of our products will soon become available. We cannot be sure that we will succeed in developing and marketing, on a timely and cost-effective basis, product enhancements or new products that respond to technological change, introductions of new competitive products or customer requirements, nor can we be sure that our new products and product enhancements will achieve market acceptance.

The emergence of new industry standards may adversely affect our ability to market our existing products

   The emergence of new industry standards in related fields may adversely affect the demand for our existing products. This could happen, for example, if new web standards and technologies emerged that were incompatible with customer deployments of our MicroStrategy applications. Although the core database component of our business intelligence solutions is compatible with nearly all enterprise server hardware and operating system combinations, such as OS/390, AS/400, Unix and Windows, our application server component runs only on the Windows operating system. Therefore, our ability to increase sales currently depends on the continued acceptance of the Windows operating system. We cannot market our current business intelligence applications to potential customers who use Unix operating systems as their application server. We would have to invest substantial resources to develop a Unix product, and we cannot be sure that we could introduce such a product on a timely or cost effective basis, if at all.

The legal environment regarding collection and use of personal information is uncertain, and new laws or government regulations could have a material adverse effect on our business, operating results and financial condition

   Although some existing laws govern the collection and use of personal information obtained through the Internet or other public data networks, it is unclear whether they apply to us and our products. Most of these laws were adopted before the widespread use and commercialization of the Internet and other public data networks. As a result, the laws do not address the unique issues presented by these media.

   Due to increasing use of the Internet and the dramatically increased access to personal information made possible by technologies like ours, the U.S. federal and various state and foreign governments have recently proposed limitations on the collection and use of personal information of users of the Internet and other public data networks.

   Although we attempt to obtain permission from users prior to collecting or processing their personal data, new laws or regulations governing personal privacy may change the ways in which we and our customers and affiliates may gather this personal information. There may be significant costs and delays involved with adapting our products to any change in regulations.

   Our business, and in particular our Strategy.com network, depends upon our receiving detailed personal information about subscribers in order to provide them with the services they select. Privacy concerns may cause some potential subscribers to forego subscribing to our service. If new laws or regulations prohibit us from using information in the ways that we currently do, or if users opt out of making their personal preferences and information available to us and our affiliates, the utility of our products will decrease, which could have a material adverse effect on our business, financial condition and results of operations. If personal information is misused by us, our customers or our network affiliates, our legal liability may be increased and our growth may be limited.

   The Federal Trade Commission recently has launched investigations of the data collection practices of various Internet companies. In addition, numerous individuals and privacy groups have filed lawsuits or administrative complaints against other companies asserting that they were harmed by the misuse of their personal information. If comparable legal proceedings were commenced against us, regardless of the merits of the claim, we could be required to spend significant amounts on legal defense and our senior management's time and attention could be diverted from our business. In addition, demand for our products could be reduced if companies are not permitted to use clickstream data derived from their web sites. This could materially and adversely affect our business, financial condition and results of operations.

   In addition, in Europe, the European Union Directive on Data Protection, a comprehensive administrative and regulatory program, currently limits the ability of companies to collect, store and exchange personal data with other entities. Because the U.S. may not currently provide a level of data protection sufficient to meet the guidelines under the European Union Directive, U.S. companies could be prohibited from obtaining personal data from or exchanging such data with companies in Europe.

Our business may suffer if either the Internet infrastructure or the wireless communication infrastructure is unable to effectively support the growth in demand placed upon it

   Our Strategy.com network and our other products depend increasingly upon the web infrastructure and wireless communications networks to collect information and deliver information to customers. We cannot assure you that either system will continue to effectively support the capacity, speed, and security demands placed upon them as they continue to experience increased numbers of users, frequency of use and increased requirements for data transmission by users. Even if the necessary infrastructure or technologies are developed, we may incur considerable costs to adapt our solutions accordingly. Furthermore, the web has experienced a variety of outages and other delays due to damage to portions of its infrastructure or attacks by hackers. These outages and delays could impact the web sites using our products or hosting our Strategy.com network and could materially affect our business and results of operations.

If the market for business intelligence software fails to grow as we expect, or if businesses fail to adopt our products, our business, operating results and financial condition would be materially adversely affected

   Nearly all of our revenues to date have come from sales of business intelligence software and related technical support, consulting and education services. We expect these sales to account for a large portion of our revenues for the foreseeable future. Although demand for business intelligence software has grown in recent years, the market for business intelligence software applications is still emerging. Resistance from consumer and privacy groups to increased commercial collection and use of data on spending patterns and other personal behavior may impair the further growth of this market, as may other developments. We cannot be sure that this market will continue to grow or that, even if it does grow, that businesses will adopt our solutions. We have spent, and intend to keep spending, considerable resources to educate potential customers about business intelligence software generally and our solutions in particular. However, we cannot be sure that these expenditures will help our products achieve any additional market acceptance. If the market fails to grow or grows more slowly than we currently expect, our business, operating results and financial condition would be materially adversely affected.

Because of the rights of our two classes of common stock, and because we are controlled by our existing stockholders, these stockholders could transfer control of MicroStrategy to a third party without anyone else's approval or prevent a third party from acquiring MicroStrategy

   We have two classes of common stock: Class A common stock and Class B common stock. Holders of our Class A common stock generally have the same rights as holders of our Class B common stock, except that holders of Class A common stock have one vote per share while holders of Class B common stock have ten votes per share. As of February 23, 2000, holders of our Class B common stock owned or controlled 55,516,929 shares of Class B common stock, or 96.0% of our voting power. Michael J. Saylor, our chairman, president and chief executive officer, controlled 43,549,324 shares of Class B common stock, or 75.3% of our voting power, as of February 23, 2000. Accordingly, Mr. Saylor is able to control MicroStrategy through his ability to determine the outcome of elections of our directors, amend our certificate of incorporation and bylaws and take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions and their terms.

   Our certificate of incorporation allows holders of Class B common stock, almost all of whom are employees of our company or related parties, to transfer shares of Class B common stock, subject to the approval of a majority of the holders of outstanding Class B common stock. Mr. Saylor or a group of stockholders possessing a majority of the outstanding Class B common stock could, without seeking anyone else's approval, transfer voting control of MicroStrategy to a third party. Such a transfer of control could have a material adverse effect on our business, operating results and financial condition. Mr. Saylor will also be able to prevent a change of control of MicroStrategy, regardless of whether holders of Class A common stock might otherwise receive a premium for their shares over the then-current market price.

We rely on our strategic channel partners, and if we are unable to develop or maintain successful relationships with them, our business, operating results and financial condition will suffer

   In addition to our direct sales force, we rely on strategic channel partners, such as original equipment manufacturers, system integrators and value-added resellers, to license and support our products in the United States and internationally. In particular, for the nine months ended September 30, 1999 and for the years ended December 31, 1998, 1997 and 1996, channel partners accounted directly or indirectly for 50.0%, 35.0%, 27.5% and 9.0% of our total revenues, respectively. Our channel partners generally offer customers the products of several different companies, including some products that compete with ours. Although we believe that direct sales will continue to account for a majority of product license revenues, we intend to increase the level of indirect sales activities through our strategic channel partners. However, there can be no assurance that our efforts to continue to expand indirect sales in this manner will be successful. We cannot be sure that we will attract strategic partners who will market our products effectively and who will be qualified to provide timely and cost-effective customer support and service. Our ability to achieve revenue growth in the future will depend in part on our success in developing and maintaining successful relationships with those strategic partners. If we are unable to develop or maintain our relationships with these strategic partners, our business, operating results and financial condition will suffer.

We rely on our network affiliates to market our Strategy.com network to their customers, and if we are unable to enter into arrangements with a sufficient number of affiliates, or if our affiliates are unable to interest their customers in our services, our business will suffer

   We rely on our network affiliates to market our Strategy.com network to their customers. We cannot be sure that we will attract affiliates who will market our services effectively. Our ability to achieve revenue growth in the future will depend in part on our success in recruiting and maintaining successful relationships with affiliates. If we are unable to recruit affiliates or maintain our relationships with them, our business, operating results and financial condition will suffer.

Third party providers of information, services and networks for our Strategy.com network may fail to provide such information and services or may also provide such information and services to our competitors

   We rely on third parties to provide information and services for our Strategy.com network. For example, we rely on Ameritrade to provide users of our Strategy.com network with stock quote information and expect to rely upon a third party to execute trades in securities when this capability is added to our network. If one or more of these providers were to stop working with us, we would have to rely on other parties to provide the information and services we need. We cannot predict whether other parties would be willing to do so on reasonable terms. Furthermore, we do not have long-term agreements with our providers of information and services and we cannot restrict them from providing similar information and services to our competitors. As a result, our competitors may be able to duplicate some of the information and services that we provide and may, therefore, find it easier to enter the market for personal intelligence and compete with us.

We rely upon our network affiliates to deliver services we offer through our Strategy.com network, and if they have difficulty in doing so, we could be exposed to liability and our reputation could suffer

   We depend upon our affiliates to deliver services to subscribers to our Strategy.com network. If our affiliates fail to deliver reliable services, we could face liability claims from our subscribers and our reputation could be damaged. In addition, we will be dependent on the performance of the systems deployed and maintained by these parties, whom we will not control. We expect to include contractual provisions limiting our liability to the subscriber for failures and delays, but we cannot be sure that these limits will be enforceable or will be sufficient to shield us from liability. We will seek to obtain liability insurance to cover problems of this sort, but we cannot guarantee that insurance will be available or that the amounts of our coverage will be sufficient to cover all potential claims.

Our network affiliates will rely on us to maintain the infrastructure of the Strategy.com network, and any problems with that infrastructure could expose us to liability from our affiliates and their customers

   Our network affiliates depend on us to maintain the software and hardware infrastructure of our Strategy.com network. If this infrastructure fails or our affiliates or their customers otherwise experience difficulties or delays in accessing the network, we could face liability claims from them. We expect to include contractual provisions limiting our liability to our affiliates for system failures and delays, but we cannot be sure that these limits will be enforceable or will be sufficient to shield us from liability. We will seek to obtain liability insurance to cover problems of this sort, but we cannot guarantee that insurance will be available or that the amounts of our coverage will be sufficient to cover all potential claims.

We are vulnerable to system failures which could cause interruptions or disruptions in our service

   The hardware infrastructure on which the Strategy.com system operates is located at the Exodus Communications data center in northern Virginia. We cannot assure you that we will be able to manage this relationship successfully to mitigate any risks associated with having our hardware infrastructure maintained by Exodus. Unexpected events such as natural disasters, power losses and vandalism could damage our systems. Telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of damage. We do not currently have a formal disaster recovery plan. Periodically, we experience unscheduled system downtime that results in our web site being inaccessible to subscribers. Although we have not suffered material losses during these downtimes to date, if these problems persist in the future, users, network affiliates and advertisers could lose confidence in our services.

System capacity constraints may diminish our ability to generate revenues from Strategy.com

   A substantial increase in the use of the products and services offered by Strategy.com could strain the capacity of our systems, which could lead to slower response time or system failures. System failures or slowdowns could adversely affect the speed and responsiveness of our Strategy.com network. These would diminish the experience for our subscribers and affect our reputation. The ability of our systems to manage a significantly increased volume of transactions in a production environment is unknown. As a result, we face risks related to our ability to scale up to our expected transaction levels while maintaining satisfactory performance. If our transaction volume increases significantly, we may need to purchase additional servers and networking equipment to maintain adequate data transmission speeds. The availability of these products and related services may be limited or their cost may be significant.

We have only limited protection for our proprietary rights in our software, which makes it difficult to prevent third parties from infringing our rights

   We regard our software products as proprietary, and we rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. However, these laws and contractual provisions provide only limited protection. We have no patents, no registered trademarks, other than MicroStrategy, DSS Agent and QuickStrike and no material registered copyrights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing such unauthorized use is difficult, and we cannot be certain that we can prevent it, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Our products may be susceptible to claims by other companies that our products infringe upon their proprietary rights, which could adversely affect our business, operating results and financial condition

   As the number of software products in our target markets increases and the functionality of these products further overlaps, we may become increasingly subject to claims by a third party that our technology infringes such party's proprietary rights. Regardless of their merit, any such claims could be time consuming and expensive to defend, may divert management's attention and resources, could cause product shipment delays and could require us to enter into costly royalty or licensing agreements. If successful, a claim of infringement against us and our inability to license the infringed or similar technology could have a material adverse affect on our business, operating results and financial condition.

Expanding our international operations will be difficult, and our failure to do so successfully or in a cost-effective manner would have a material adverse effect on our business, operating results and financial condition

   International sales accounted for 19.1% of our total revenue for the nine months ended September 30, 1999 and for 23.6%, 26.7%, and 11.1% of our total revenues for the years ended December 31, 1998, 1997, and 1996, respectively. We plan to continue expanding our international operations and to enter new international markets. This will require significant management attention and financial resources and could adversely affect our business, operating results and financial condition. In order to expand international sales successfully, we must set up additional foreign operations, hire additional personnel and recruit additional international resellers and distributors. We cannot be sure that we will be able to do so in a timely manner, and our failure to do so may limit our international sales growth.

   There are certain risks inherent in our international business activities including:

  .  changes in foreign currency exchange rates;
  .  unexpected changes in regulatory requirements;
  .  tariffs and other trade barriers;
  .  costs of localizing products for foreign countries;
  . lack of acceptance of localized products in foreign countries; . longer accounts receivable payment cycles;
  .  difficulties in managing international operations;
  .  tax issues, including restrictions on repatriating earnings;
  . weaker intellectual property protection in other countries; and . the burden of complying with a wide variety of foreign laws.

   These factors may have a material adverse effect on our future international sales and, consequently, our business, results of operations and financial condition.

The nature of our products makes them particularly vulnerable to undetected errors, or bugs, which could cause problems with how the products perform, and which could in turn reduce demand for our products, reduce our revenue and lead to product liability claims against us

   Software products as complex as ours may contain errors or defects, especially when first or subsequent versions are released. Although we test our products extensively, we have in the past discovered software errors in new products after their introduction. We cannot be certain that, despite testing by us and by our current and potential customers, errors will not be found in new products or releases after commercial shipments begin. This could result in lost revenue or delays in market acceptance, which could have a material adverse effect upon our business, operating results and financial condition.

   Our license agreements with customers typically contain provisions designed to limit our exposure to product liability claims. It is possible, however, that these provisions may not be effective under the laws of certain domestic or international jurisdictions. Although there have been no product liability claims against us to date, our license and support of products may involve the risk of these claims. A successful product liability claim against us could have a material adverse effect on our business, operating results and financial condition.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our Class A common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of shares of Class A common stock in this offering will be approximately $591 million assuming a public offering price of $154.63 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that such net proceeds will be approximately $680 million. We will not receive any of the proceeds from the sale of Class A common stock by the selling stockholders.

   We expect to use the net proceeds for anticipated working capital, capital expenditures and general corporate purposes, including at least $100 million over the next twelve months for the development, marketing and operation of Strategy.com. Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, we have no specific acquisitions planned. Pending such uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                      PRICE RANGE OF CLASS A COMMON STOCK

   The Class A common stock began trading on the Nasdaq National Market under the symbol "MSTR" on June 11, 1998. The following table sets forth the high and low sales prices for the Class A common stock as reported on the Nasdaq National Market. All data have been restated to give effect to a two-for-one stock split effective January 2000.

1998                                                              High    Low
----                                                             ------- ------
Second Quarter (beginning June 11).............................. $ 14.25 $10.38
Third Quarter...................................................   22.25  12.06
Fourth Quarter..................................................   16.94  10.38

1999
----
First Quarter...................................................   16.44   9.31
Second Quarter..................................................   18.94   7.75
Third Quarter...................................................   28.03  13.22
Fourth Quarter..................................................  115.66  28.81

2000
----
First Quarter (through February 23, 2000)....................... $174.75 $98.00

   On February 23, 2000, the last reported sale price for the Class A common stock was $154.63 per share. As of February 23, 2000, there were approximately 341 holders of record of the Class A common stock.

                                DIVIDEND POLICY

   We have never paid or declared any cash dividends on our Class A common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999 on an actual basis and as adjusted to reflect:

  . the conversion of 2,086,814 shares of Class B common stock into Class A common stock by some of the selling stockholders in connection with their sale of shares in this offering;

  . the issuance and sale of 4,000,000 shares of Class A common stock offered by us in this offering at an assumed public offering price of $154.63 per share; and

  . the application of the estimated net proceeds we expect to receive from this offering.

   The outstanding share information excludes:

  . 12,511,738 shares of common stock issuable on exercise of outstanding options as of September 30, 1999, of which options to purchase 2,571,428 shares were then exercisable; and

  . 6,677,186 shares of common stock reserved for future issuance under our stock option plans and employee stock purchase plan.

                                                             As of September
                                                                30, 1999
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                               (unaudited)
                                                             (in thousands,
                                                            except per share
                                                                  data)
Stockholders' equity:
 Preferred stock, $0.001 par value; 5,000 authorized; no
  shares issued and outstanding............................ $    --   $    --

 Class A common stock, $0.001 par value; 100,000 shares
  authorized, 18,776 shares issued and outstanding, actual;
  24,813 shares issued and outstanding, as adjusted........       19        25

 Class B common stock, $0.001 par value; 100,000 shares
  authorized, 58,111 shares issued and outstanding, actual;
  56,074 shares issued and outstanding, as adjusted........       58        56

Additional paid-in capital.................................   91,697   682,826

Accumulated other comprehensive income.....................      710       710
Deferred compensation......................................   (1,755)   (1,755)
Retained earnings..........................................   14,093    14,093
                                                            --------  --------
  Total stockholders' equity...............................  104,822   695,955
                                                            --------  --------
    Total capitalization................................... $104,822  $695,955
                                                            ========  ========

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. Our selected consolidated balance sheet data and related consolidated statements of operations data for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and for each of the five years in the period ended December 31, 1998, have been derived from our audited financial statements incorporated by reference in this prospectus. Our statements of operations data for the nine months ended September 30, 1998 and 1999 and the balance sheet data as of September 30, 1999, have been derived from our unaudited consolidated financial statements, which in management's opinion reflect all adjustments necessary to fairly present this information when read in conjunction with the consolidated financial statements and the related notes incorporated by reference in this prospectus.

                                                                       Nine Months
                                                                          Ended
                                Years Ended December 31,              September 30,
                          -----------------------------------------  ----------------
                           1994    1995    1996    1997(1)  1998(1)  1998(1)   1999
                          ------  ------  -------  -------  -------  -------  -------
                                                                       (unaudited)
                                  (in thousands, except per share data)
Statements of Operations
 Data:
Revenues
 Product licenses.......  $  622  $4,077  $15,873  $36,601  $72,721  $47,476  $92,400
 Product support........   4,358   5,700    6,730   16,956   33,709   23,223   43,577
                          ------  ------  -------  -------  -------  -------  -------
 Total revenues.........   4,980   9,777   22,603   53,557  106,430   70,699  135,977
 Costs and expenses:
 Cost of revenues.......   2,057   2,458    5,257   11,116   19,781   13,610   25,498
 Sales and marketing....     771   2,992   13,054   30,468   53,408   35,759   62,295
 Research and
  development...........     200   1,855    2,840    5,049   12,106    8,086   19,581
 General and
  administrative........   1,955   2,395    3,742    6,552   11,809    8,104   15,958
                          ------  ------  -------  -------  -------  -------  -------
 Total costs and
  expenses..............   4,983   9,700   24,893   53,185   97,104   65,559  123,332
                          ------  ------  -------  -------  -------  -------  -------
Income (loss) from
 operations.............      (3)     77   (2,290)     372    9,326    5,140   12,645
Interest income
 (expense), net.........     (34)    (40)    (105)    (239)     308       61    1,626
Other income (expense),
 net....................     (24)     11       20      (12)     (14)     (31)      26
                          ------  ------  -------  -------  -------  -------  -------
Income (loss) before
 taxes..................     (61)     48   (2,375)     121    9,620    5,170   14,297
Provision for income
 taxes..................     --      --       --       --     3,442    1,758    5,433
                          ------  ------  -------  -------  -------  -------  -------
Net income (loss).......  $  (61) $   48  $(2,375) $   121  $ 6,178  $ 3,412  $ 8,864
                          ======  ======  =======  =======  =======  =======  =======
Basic net income (loss)
 per share(2)...........  $ 0.00  $ 0.00  $ (0.04) $  0.00  $  0.09  $  0.05  $  0.12
Weighted average shares
 used in computing basic
 net income (loss) per
 share(2)...............  55,976  57,793   58,988   58,988   66,986   65,543   75,420
Diluted net income
 (loss) per share(2)....  $ 0.00  $ 0.00  $ (0.04) $  0.00  $  0.08  $  0.04  $  0.11
Weighted average shares
 used in computing
 diluted net income
 (loss) per share(2)....  55,976  57,793   58,988   64,725   77,203   75,873   84,005

                                   As of December 31,                 As of
                          --------------------------------------- September 30,
                           1994   1995   1996     1997     1998       1999
                          ------ ------ -------  -------  ------- -------------
                                                                   (unaudited)
                                            (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............  $  249 $  643 $ 1,686  $ 3,506  $27,491   $ 22,380
Working capital
 (deficit)..............     848  1,343  (2,237)  (5,991)  28,467     71,880
Total assets............   3,209  5,838  13,004   30,065   82,689    140,272
Notes payable, long term
 portion................     193    600     460    2,428      --         --
Total stockholders'
 equity (deficit).......   1,446  1,546    (793)    (427)  46,280    104,822

--------
(1) On June 11, 1998, we elected to terminate our treatment as a Subchapter S corporation for federal and state income tax purposes. Under Subchapter S, our income was allocated and taxable to our individual stockholders rather than to us. Accordingly, no federal or state income taxes have been provided for in the financial statements, prior to consummation of the initial public offering. Since June 11, 1998 we have accounted for income taxes as a Subchapter C corporation and have adopted SFAS No. 109, "Accounting for Income Taxes." On a pro forma basis, had we been a tax-paying entity, we would have recorded an income tax provision of approximately $3,649 and $489 and net income (loss) of approximately $5,971 and $(368) for the years ended December 31, 1998 and 1997, respectively and an income tax provision of approximately $1,965 and net income of $3,205 for the nine months ended September 30, 1998. Pro forma basic and diluted loss per share would have been $0.01 for the year ended December 31, 1997, pro forma basic and diluted income per share would have been $0.09 and $0.08, respectively, for the year ended December 31, 1998 and pro forma basic and diluted income per share would have been $0.05 and $0.04, respectively, for the nine months ended September 30, 1998.

(2) Share and per share amounts for all periods presented have been restated to reflect the two-for-one stock split which occurred in January 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus.

Overview

   MicroStrategy is a leading worldwide provider of intelligent e-business software and related services. MicroStrategy's product line enables both proactive and interactive delivery of information from large-scale databases and provides the largest 2000 enterprises in the world and leading Internet businesses a platform to develop solutions that deliver insight and intelligence to their enterprises, customers and supply-chain partners.

   Our software platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting internal enterprise users, the platform delivers critical business information beyond corporate boundaries to customers, partners and supply chain constituencies through a broad range of communication channels such as the Internet, e-mail, telephones and wireless communications devices. Our platform is ideal for developing e-business solutions that are personalized and proactive, and that reach millions of users. We also offer a comprehensive set of consulting, education and technical support services for our customers and partners.

   In July 1999, we launched a new business unit called Strategy.com. Strategy.com is MicroStrategy's personal intelligence network, a new form of media that brings speed to transactions by actively delivering highly personalized, relevant and timely information to individuals through a wide variety of delivery methods, including e-mail, telephone and wireless devices. The Strategy.com network leverages the MicroStrategy software platform and is organized around a suite of information channels. The network currently operates a finance channel and plans to launch additional channels on subjects such as weather, news, politics, arts, traffic, travel and entertainment. Strategy.com syndicates its channels through other companies that serve as network affiliates and network associates, which we refer to collectively as affiliates. Affiliates offer the Strategy.com channels and services on a co-branded basis directly to their customers and in turn share with Strategy.com a percentage of revenues they generate. Strategy.com also provides application maintenance, development, customer billing and support services for these channels, enabling affiliates to focus on their core businesses. Strategy.com has established over 75 network affiliate agreements with leading Internet companies, communications carriers, media companies and financial institutions and now has over 250,000 subscribers for its Strategy.com finance channel.

   Since 1995, we have significantly increased our sales and marketing, service and support, research and development and general and administrative staff. Although our revenues have significantly increased in each of the last twelve quarters, we experienced fluctuating operating margins during the nine months ended September 30, 1999 and during 1998, 1997 and 1996 primarily as a result of increases in staff levels. We expect to continue to increase staffing levels and incur additional associated costs in future periods. If we are unable to achieve corresponding substantial revenue growth, we could suffer operating losses in one or more quarters and may be unable to forecast such losses prior to the end of any given quarter. In addition, we have experienced net losses and losses from operations for the year ended December 31, 1996, and were only marginally profitable for the years ended December 31, 1997 and December 31, 1995. While we have experienced significant percentage growth in revenues in recent periods, prior percentage revenue growth rates should not be considered as necessarily indicative of future growth rates or operating results. Additionally, there are a number of factors that could materially affect expected revenue and operating results for 1999 and subsequent periods. See "Risk Factors."

   Our revenues historically have been derived from two principal sources, fees for product licenses and fees for maintenance, technical support, education and consulting services, which we refer to collectively as product support. We recognized revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition," as amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition." Product license revenues are generally recognized upon the execution of a contract and shipment of the related software product, provided that no significant obligations remain outstanding on the part of MicroStrategy and the resulting receivable is deemed collectible by management. Technical support revenues are derived from customer support agreements generally entered into in connection with initial product license sales and subsequent renewals. Fees for our technical support plans are recorded as deferred revenue when billed to the customer and recognized ratably over the term of the maintenance and support agreement, which is typically one year. Fees for our education and consulting services are recognized at the time the services are performed.

   The sales cycle for our products may span nine months or more. Historically, we have recognized a substantial portion of our revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. Even minor delays in booking orders may have a significant adverse impact on revenues for a particular quarter. To the extent that delays are incurred in connection with orders of significant size, the impact will be correspondingly greater. Moreover, we currently operate with virtually no order backlog because our software products typically are shipped shortly after orders are received. Product license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. As a result of these and other factors, our quarterly results have varied significantly in the past and are likely to fluctuate significantly in the future. Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily indicative of the results to be expected for any future period.

   We license our software through our direct sales force and increasingly through, or in conjunction with, value-added resellers, system integrators and original equipment manufacturers. Channel partners accounted for, directly or indirectly, approximately 50.0%, 35.0%, 27.5% and 9.0% of our revenues for the nine months ended September 30, 1999 and for the years ended December 31, 1998, 1997 and 1996, respectively. Although we believe that direct sales will continue to account for a majority of product license revenues, we intend to increase the level of indirect sales activities. However, there can be no assurance that our efforts to continue to expand indirect sales will be successful. We also intend to continue to expand our international operations and have committed, and continue to commit, significant management time and financial resources to developing direct and indirect international sales and support channels.

Results of Operations

   The following table sets forth for the periods indicated the percentage of total revenues represented by certain items reflected in our consolidated statements of operations:

                                                                Nine Months
                                            Years ended            ended
                                           December  31,       September 30,
                                         --------------------  --------------
                                         1998   1997    1996    1998    1999
                                         -----  -----  ------  ------  ------
Consolidated Statements of Operations
 Data:
Revenues:
  Product licenses......................  68.3%  68.3%   70.2%   67.2%   68.0%
  Product support.......................  31.7   31.7    29.8    32.8    32.0
                                         -----  -----  ------  ------  ------
    Total revenues...................... 100.0  100.0   100.0   100.0   100.0
Cost of revenues:
  Product licenses......................   2.1    3.1     4.5     2.4     1.4
  Product support.......................  16.5   17.7    18.7    16.9    17.3
                                         -----  -----  ------  ------  ------
    Total cost of revenues..............  18.6   20.8    23.2    19.3    18.7
                                         -----  -----  ------  ------  ------
Gross margin............................  81.4   79.2    76.8    80.7    81.3
Operating expenses:
  Sales and marketing...................  50.2   56.9    57.8    50.6    45.8
  Research and development..............  11.4    9.4    12.6    11.4    14.4
  General and administrative............  11.1   12.2    16.6    11.5    11.7
                                         -----  -----  ------  ------  ------
    Total operating expenses............  72.7   78.5    87.0    73.5    71.9
                                         -----  -----  ------  ------  ------
Income (loss) from operations...........   8.7    0.7   (10.2)    7.2     9.4
Interest income.........................   1.0    0.2     0.1     0.1     1.2
Interest expense........................   0.7    0.7     0.6     --      --
Other income, net.......................   --     --      0.1     --      --
Provision for income taxes..............   3.2    --      --      2.5     4.0
                                         -----  -----  ------  ------  ------
Net income (loss).......................   5.8%   0.2% (10.6)%    4.8%    6.6%
                                         =====  =====  ======  ======  ======

Nine Months Ended September 30, 1998 and 1999

Revenues

   Total revenues increased to $136.0 million for the nine months ended September 30, 1999 from $70.7 million for the nine months ended September 30, 1998, representing an increase of 92.3%. Total revenues consist of revenues derived from sales of software product licenses and product support. Total revenues may not continue to increase at the rates experienced in prior periods.

   Product License Revenues. Product license revenues increased to $92.4 million for the nine months ended September 30, 1999 from $47.5 million for the nine months ended September 30, 1998, representing an increase of 94.6%. The significant increase in product license revenues was due to growing market acceptance of our software products and continued expansion of our sales and marketing organization. Product license revenues constituted 68.0% and 67.2% of total revenues for the nine months ended September 30, 1999 and 1998, respectively.

   Product Support Revenues. Product support revenues increased to $43.6 million for the nine months ended September 30, 1999 from $23.2 million for the nine months ended September 30, 1998, representing an increase of 87.6%. Product support revenues constituted 32.0% and 32.8% of total revenues for the nine months ended September 30, 1999 and 1998, respectively. The increase in product support revenues was primarily due to the increase in product licenses sold. We expect product support revenues as a percentage of total revenues to fluctuate on a period to period basis, but generally not to vary significantly from the percentage of total revenues achieved in prior quarters.

   International Revenues. International revenues were $26.0 million and $16.1 million for the nine months ended September 30, 1999 and 1998, representing approximately 19.1% and 22.7% of total revenues, respectively. We opened sales offices in Brazil, Australia, Canada and Italy in 1999 and in Austria, France, the Netherlands, Germany, United Kingdom and Spain prior to 1999.

Costs and Expenses

   Cost of Product License Revenues. Cost of product license revenues consists primarily of the costs of product manuals, media, amortization of capitalized software and shipping paid to third parties. Cost of product license revenues was $1.9 million and $1.7 million for the nine months ended September 30, 1999 and 1998, representing 2.1% and 3.5% of total product license revenues, respectively. The decrease in total cost of product license revenues as a percentage of total product license revenues was due to economies of scale realized by producing larger volumes of product materials and decreased materials costs due to an increase in the percentage of customers reproducing licenses at their sites. We anticipate that the cost of product license revenues will continue to increase as product license revenues increase, but decrease as a percentage of product license revenues. However, in the event that we enter into any royalty arrangements with strategic partners in the future cost of product license revenues as a percentage of total product license revenues may increase.

   Cost of Product Support Revenues. Cost of product support revenues consists of the costs of providing technical support, education and consulting services to customers and partners. Cost of product support revenues was $23.6 million and $11.9 million for the nine months ended September 30, 1999 and 1998, representing 54.1% and 51.4% of total product support revenues, respectively. The increase in cost of product support revenues in 1999 was primarily due to the increase in product licenses sold and, thus, an increase in the number of personnel providing consulting, education, and technical support to customers. We expect to continue to increase the number of customer education and implementation consultants in the future, as well as technical support personnel. To the extent that our product support revenues do not increase at anticipated rates, the hiring of additional consultants and technical support personnel could increase the cost of product support revenues as a percentage of product support revenues. In addition, to the extent that we cannot hire adequate numbers of support personnel to meet demand, we may need to rely more heavily on partners to perform consulting services, further increasing cost of product support as a percentage of product support revenues.

   Sales and Marketing Expenses. Sales and marketing expenses include personnel costs, commissions, office facilities, travel, promotional events such as trade shows, seminars and technical conferences, advertising and public relations programs. Sales and marketing expenses were $62.3 million and $35.8 million for the nine months ended September 30, 1999 and 1998, representing 45.8% and 50.6% of total revenues, respectively. The increase in sales and marketing expenses was primarily the result of increased staffing levels in the sales force, increased commissions earned and increased promotional activities, trade show participation and general marketing efforts. We have invested and will continue to invest heavily in sales and marketing in order to create better market awareness of the value-added potential of MicroStrategy products.

   Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits of software engineering personnel, payments to contract programmers, depreciation of equipment and expendable equipment purchases. Research and development expenses were $19.6 million and $8.1 million for the nine months ended September 30, 1999 and 1998, representing 14.4% and 11.4% of total revenues, respectively. The increase in research and development expenses was primarily due to additional hiring of research and development personnel and continued development of new products and product releases. We expect that research and development expenses will continue to increase as we continue to invest in developing new products, applications and product enhancements. During 1998 and for the nine months ended September 30, 1999, no costs were capitalized as the establishment of technological feasibility and general release of such software had substantially coincided. In 1997, in accordance with Statement of Financial Accounting Standards No. 86, we capitalized research and development costs due to the significant increase in product development activities associated with the version 5.0 release of our software product line. As a result, we capitalized approximately $1.9 million of research and development costs during the year ended December 31, 1997.

   General and Administrative Expenses. General and administrative expenses include the personnel and other costs of our finance, human resources, information systems, administrative and executive departments. General and administrative expenses were $16.0 million and $8.1 million for the nine months ended September 30, 1999 and 1998, representing 11.7% and 11.5% of total revenues, respectively. The increase in general and administrative expenses was primarily the result of increased staff levels and related costs associated with the growth of our business during these periods. Although we expect that general and administrative expenses will continue to increase in the foreseeable future, such expenses are not expected to significantly vary as a percentage of total revenues in the future.

   Provision for Income Taxes. Our effective tax rate was 38.0% for the nine months ended September 30, 1999. For the nine months ended September 30, 1999 we recorded income tax expense of $5.4 million. Prior to our initial public offering, we had elected to be treated as a Subchapter S corporation for federal and state income tax purposes. Under Subchapter S, our income was allocated to our individual stockholders rather than to us. Accordingly, no federal or state income taxes have been provided for in the financial statements, prior to June 1998, when we converted to a C corporation. Had we been a tax paying entity all year, we would have recorded income tax expense of $2.0 million, a 38.0% effective tax rate.

Years Ended December 31, 1997 and 1998

Revenues

   Total revenues increased to $106.4 million for the year ended December 31, 1998 from $53.6 million in the year ended December 31, 1997, representing an increase of 98.5%.

   Product License Revenues. Product license revenues increased to $72.7 million for the year ended December 31, 1998 from $36.6 million in the same period ended December 31, 1997, representing an increase of 98.6%. Product license revenues constituted 68.3% of total revenues for the years ended December 31, 1998 and 1997. The significant increase in the dollar amount of product license revenues was due to growing market acceptance of our software products and continued expansion of our sales and marketing organization.

   Product Support Revenues. Product support revenues increased to $33.7 million for the year ended December 31, 1998 from $17.0 million in the same period ended December 31, 1997, representing an increase of 98.2%. Product support revenues constituted 31.7% of total revenues for the years ended December 31, 1998 and 1997. The significant increase in the dollar amount of product support revenues was primarily due to the increase in the number of licenses sold.

   International Revenues. We recognized $25.1 million and $14.3 million of international revenues for the years ended December 31, 1998 and 1997, representing approximately 23.6% and 26.7% of total revenues, respectively.

Costs and Expenses

   Cost of Product License Revenues. Cost of product license revenues was $2.2 million and $1.6 million for the years ended December 31, 1998 and 1997, representing 3.1% and 4.5% of total product license revenues, respectively. The increase in the dollar amount of our cost of product licenses was directly attributable to the increase in our product license revenues coupled with the amortization of capitalized software. The total cost of product license revenues as a percentage of revenues decreased during the year ended December 31, 1998 from the year ended December 31, 1997, due to economies of scale realized by producing larger volumes of product materials and an increasing number of customers reproducing licenses at their sites.

   Cost of Product Support Revenues. Cost of product support revenues was $17.5 million and $9.5 million for the years ended December 31, 1998 and 1997, representing 52.0% and 55.9% of total product support revenues, respectively. The increase in the dollar amount of our cost of product support revenues was primarily due to the increase in the number of personnel providing consulting, education and technical support to customers. Despite the increases in personnel and other costs for the year ended December 31, 1998, the total cost of product support revenues remained constant as a percentage of revenues during the year ended December 31, 1998 compared to the year ended December 31, 1997 primarily due to increases in maintenance revenues which typically do not require proportionate increases in the costs required to perform associated maintenance services.

   Sales and Marketing Expenses. Sales and marketing expenses were $53.4 million and $30.5 million for the years ended December 31, 1998 and 1997, representing 50.2% and 56.9% of total revenues, respectively. The significant increase in sales and marketing expenses for the year ended December 31, 1998 was primarily due to increased staffing as we established new domestic and international sales offices and expanded our existing direct sales force and, to a lesser extent, increased commissions to sales representatives as a result of increased sales of software licenses and increased promotional activities relating to the announcement of certain product enhancements or releases.

   Research and Development Expenses. Research and development expenses were $12.1 million and $5.0 million for the years ended December 31, 1998 and 1997, representing 11.4% and 9.3% of total revenues, respectively. The increase in research and development expenses was primarily due to additional hiring of research and development personnel. In 1997, in accordance with Statement of Financial Accounting Standards No. 86, we capitalized research and development costs due to the significant increase in product development activities associated with the version 5.0 release of our software product line. As a result, we capitalized approximately $1.9 million of research and development costs during the year ended December 31, 1997. During the year ended December 31, 1998, the costs incurred between the establishment of technological feasibility and general availability of our products were not material and therefore such amounts have been expensed rather than capitalized.

   General and Administrative Expenses. General and administrative expenses were $11.8 million and $6.6 million for the years ended December 31, 1998 and 1997, representing 11.1% and 12.2% of total revenues, respectively. The increase in the dollar amount of general and administrative expenses was primarily the result of increased staff levels and related costs associated with the growth of our business during these periods.

   Deferred Compensation Expense. During the year ended December 31, 1998, we granted approximately 3,754,000 options to purchase shares of common stock, of which options to purchase approximately 1,072,000 shares of common stock were granted at exercise prices below fair market value. We will amortize approximately $1.3 million of compensation expense relating to these options ratably over the five year vesting period of these options. In addition, we issued 100,000 warrants to purchase Class A common stock, which resulted in deferred compensation expense of $0.9 million. For the year ended December 31, 1998 compensation expense related to the previously mentioned options and warrants is $0.2 million. We will record additional compensation expense relating to the options to be allocated across the above expense categories, as appropriate, for the years ending December 31, 1999, 2000, 2001, 2002 and 2003 of $0.5 million, $0.5 million, $0.5 million, $0.5 million and $0.3 million, respectively.

   Provision for Income Taxes. Prior to consummation of our initial public offering, we had elected to be treated as a Subchapter S corporation for federal and state income tax purposes. Under Subchapter S, our income was allocated and taxable to our individual stockholders rather than to us. Accordingly, no federal or state income taxes have been provided for in the financial statements, prior to consummation of our initial public offering.

   Our S corporation status was terminated shortly prior to consummation of our initial public offering at which time we became subject to federal and state corporate income taxation as a Subchapter C corporation. As a result, we account for income taxes as a Subchapter C corporation and have adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." We recorded income tax expense of $3.4 million for the year ended December 31, 1998. The adoption of SFAS No. 109 did not have a material impact on our operating results. As of December 31, 1998, our deferred tax assets of approximately $5.8 million consist primarily of net operating loss carryforwards related to foreign operations. We recorded a valuation allowance on a portion of the net deferred tax assets related to foreign net operating losses which in our opinion, may not be realizable. Our effective tax rate for the period ended December 31, 1998 was approximately 36%. Had we been a C corporation throughout 1998, we would have recorded a provision of $3.6 million.

Years Ended December 31, 1997 and 1996

Revenues

   Total revenues increased 136.9% to $53.6 million for the year ended December 31, 1997 from $22.6 million for the year ended December 31, 1996.

   Product License Revenues. Product license revenues increased 130.6% to $36.6 million for the year ended December 31, 1997 from $15.9 million for the year ended December 31, 1996, representing 68.3% and 70.2% of total revenues, respectively. The significant increase in product license revenues was due to growing market acceptance of our software products and continued expansion of our sales and marketing organization.

   Product Support Revenues. Product support revenues increased 151.9% to $17.0 million for the year ended December 31, 1997 from $6.7 million for the year ended December 31, 1996, representing 31.7% and 29.8% of total revenues, respectively. The increase in the dollar amount of product support revenues was primarily due to the increase in the number of licenses sold.

   International Revenues. We recognized $14.3 million and $2.5 million of international revenues for the years ended December 31, 1997 and 1996, representing approximately 26.7% and 11.1% of total revenues, respectively.

Costs and Expenses

   Cost of Product License Revenues. Cost of product license revenues increased to $1.6 million for the year ended December 31, 1997 from $1.0 million for the same period ended December 31, 1996, representing 4.5% and 6.4% of total product license revenues, respectively. The increase in our cost of product licenses was directly attributable to the increase in our product license revenue, coupled with the amortization of capitalized software. The total cost of product license revenues as a percentage of revenues decreased during 1997 from the same period in 1996 due to economies of scale realized by producing larger volumes of product materials and an increasing number of customers reproducing licenses at their sites.

   Cost of Product Support Revenues. Cost of product support revenues increased to $9.5 million for the year ended December 31, 1997 from $4.2 million for the same period ended December 31, 1996, representing 55.9% and 63.0% of total product support revenues, respectively. The increase in our cost of product support revenues in 1997 was primarily due to the increase in the number of personnel providing consulting, training and technical support to customers.

   Sales and Marketing Expenses. Sales and marketing expenses increased to $30.5 million for the year ended December 31, 1997 from $13.1 million for the same period ended December 31, 1996, representing 56.9% and 58.0% of total revenues, respectively. The increase in sales and marketing expenses in 1998 was primarily due to increased staffing as we established new international sales offices and expanded our existing direct sales force in addition to increased commissions to sales representatives as a result of increased sales of software licenses and increased promotional activities relating to the announcement of certain product enhancements or releases.

   Research and Development Expenses. Research and development expenses increased to $5.0 million for the year ended December 31, 1997 from $2.8 million for the same period ended December 31, 1996, representing 9.3% and 12.4% of total revenues, respectively. The increase in research and development expenses was primarily due to additional hiring of research and development personnel. We expect that research and development expenses will continue to increase in dollar amount as we continue to invest in developing new products, applications and product enhancements. In 1996, in accordance with SFAS No. 86, we capitalized research and development costs due to the significant increase in product development activities associated with the version 5.0 release of our software product line. As a result, we capitalized approximately $1.9 million of research and development costs during the year ended December 31, 1997. During the year ended December 31, 1996, in accordance with SFAS No. 86, the costs incurred between the establishment of technological feasibility and general availability of our products were not material and therefore have been expensed rather than capitalized.

   General and Administrative Expenses. General and administrative expenses increased to $6.6 million for the year ended December 31, 1997 from $3.7 million for the same period ended December 31, 1996, representing 12.2% and 16.6% of total revenues, respectively. The increase in the dollar amount of general and administrative expenses was primarily the result of increased staffing and related costs associated with the growth of our business during these periods.

   Provision for Income Taxes. Prior to consummation of our initial public offering, we had elected to be treated as a Subchapter S corporation for federal and state income tax purposes. Under Subchapter S, our income was allocated and taxable to our individual stockholders rather than to us. Accordingly, no federal or state income taxes have been provided for in our financial statements for periods prior to consummation of our initial public offering.

   Our S corporation status terminated shortly prior to consummation of our initial public offering. We are now subject to federal and state corporate income taxation as a Subchapter C corporation. As a result, we have adopted SFAS No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 did not have a material impact on our operating results. As of December 31, 1997, our deferred tax assets would have been approximately $3.0 million consisting primarily of net operating loss carryforwards related to foreign operations and differences between tax and book treatment of allowances and reserves. We would have recorded a valuation of $1.8 million primarily due to the lack of consistent earnings in certain foreign operations and the uncertainty as to whether the deferred tax asset related to those foreign operations' net operating losses is realizable.

   Effects of Inflation. We believe that inflation and changing prices over the past three years have not had a significant impact on our net sales and revenues or on income from continuing operations.

Quarterly Results of Operations

   The following tables set forth the unaudited consolidated statements of operations data for the eight quarters ended September 30, 1999, as well as such data expressed as a percentage of total revenues for the periods indicated. This data has been derived from unaudited interim consolidated financial statements that, in our opinion, have been prepared on a basis consistent with the consolidated financial statements incorporated by reference in this prospectus. We believe that these statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors--Our quarterly operating results, revenues and expenses may fluctuate significantly, which could have an adverse affect on the market price of our stock."

                                                      Three Months Ended
                          -----------------------------------------------------------------------------
                          Dec. 31,  March 31, June 30,  Sept. 30, Dec. 31, March 31, June 30, Sept. 30,
                            1997      1998      1998      1998      1998     1999      1999     1999
                          --------  --------- --------  --------- -------- --------- -------- ---------
                                                          (unaudited)
                                                        (in thousands)
Consolidated Statements
 of Operations Data:
Revenues:
 Product licenses.......  $13,191    $14,282  $16,245    $16,949  $25,245   $23,124  $31,057   $38,219
 Product support........    5,603      5,613    7,545     10,065   10,486    12,660   14,581    16,336
                          -------    -------  -------    -------  -------   -------  -------   -------
  Total revenues........   18,794     19,895   23,790     27,014   35,731    35,784   45,638    54,555
Cost of revenues:
 Product licenses.......      454        538      552        586      570       520      563       844
 Product support........    3,155      3,163    4,113      4,658    5,601     6,609    7,906     9,056
                          -------    -------  -------    -------  -------   -------  -------   -------
  Total cost of
 revenues...............    3,609      3,701    4,665      5,244    6,171     7,129    8,469     9,900
                          -------    -------  -------    -------  -------   -------  -------   -------
Gross margin............   15,185     16,194   19,125     21,770   29,560    28,655   37,169    44,655
Operating expenses:
 Sales and marketing....   10,268     10,828   12,005     12,926   17,649    16,774   21,145    24,376
 Research and
 development............    1,912      2,092    2,776      3,218    4,020     5,060    6,088     8,433
 General and
 administrative.........    2,389      2,563    2,600      2,941    3,705     4,280    5,363     6,315
                          -------    -------  -------    -------  -------   -------  -------   -------
  Total operating
 expenses...............   14,569     15,483   17,381     19,085   25,374    26,114   32,596    39,124
Income from operations..      616        711    1,744      2,685    4,186     2,541    4,573     5,531
Interest income.........       40         47       84        551      346       504      671       594
Interest expense........      131        237      264        120       99        92       51       --
Other income (expense),
 net....................       (9)        21      (45)        (7)      17        46     (14)       (6)
Provision for income
 taxes..................      --         --       577      1,181    1,684     1,140    1,968     2,325
                          -------    -------  -------    -------  -------   -------  -------   -------
Net income .............  $   516    $   542  $   942    $ 1,928  $ 2,766   $ 1,859  $ 3,211   $ 3,794
                          =======    =======  =======    =======  =======   =======  =======   =======

                                                      Three Months Ended
                          ---------------------------------------------------------------------------
                          Dec. 31, March 31, June 30, Sept. 30, Dec. 31, March 31, June 30, Sept. 30,
                            1997     1998      1998     1998      1998     1999      1999     1999
                          -------- --------- -------- --------- -------- --------- -------- ---------
Percent of Total
 Revenues:
 Product licenses.......    70.2%     71.8%    68.3%     62.7%    70.7%     64.6%    68.1%     70.1%
 Product support........    29.8      28.2     31.7      37.3     29.3      35.4     31.9      29.9
                           -----     -----    -----     -----    -----     -----    -----     -----
  Total revenues........   100.0     100.0    100.0     100.0    100.0     100.0    100.0     100.0
                           -----     -----    -----     -----    -----     -----    -----     -----
Cost of revenues:
 Product licenses.......     2.4       2.7      2.3       2.2      1.6       1.4      1.2       1.5
 Product support........    16.8      15.9     17.3      17.2     15.7      18.5     17.3      16.6
                           -----     -----    -----     -----    -----     -----    -----     -----
  Total cost of
 revenues...............    19.2      18.6     19.6      19.4     17.3      19.9     18.5      18.1
                           -----     -----    -----     -----    -----     -----    -----     -----
Gross margin............    80.8      81.4     80.4      80.6     82.7      80.1     81.5      81.9
Operating expenses:
 Sales and marketing....    54.6      54.4     50.5      47.8     49.4      46.9     46.3      44.7
 Research and
 development............    10.2      10.5     11.7      11.9     11.2      14.1     13.3      15.5
 General and
 administrative.........    12.7      12.9     10.9      10.9     10.4      12.0     11.8      11.6
                           -----     -----    -----     -----    -----     -----    -----     -----
  Total operating
 expenses...............    77.5      77.8     73.1      70.6     71.0      73.0     71.4      71.8
Income from operations..     3.3       3.6      7.3      10.0     11.7       7.1     10.1      10.1
Interest income.........     0.2       0.2      0.4       2.0      1.0       1.4      1.3       1.1
Interest expense........     0.7       1.2      1.1       0.4      0.3       0.2      --        --
Other income (expense),
 net....................     --        0.1     (0.2)      --       --        0.1      --        --
Provision for income
 taxes..................     --        --       2.4       4.4      4.7       3.2      4.3       4.3
                           -----     -----    -----     -----    -----     -----    -----     -----
Net income .............     2.8%      2.7%     4.0%      7.2%     7.7%      5.2%     7.1%      6.9%
                           =====     =====    =====     =====    =====     =====    =====     =====

Liquidity and Capital Resources

   From inception until the initial public offering, we primarily financed our operations and met our capital expenditure requirements through cash flows from operations and short- and long-term borrowings. We raised $48.7 million, net of expenses, from our initial public offering. On February 10, 1999, we raised an additional $40.1 million, net of expenses, from the sale of 3,170,000 shares of Class A common stock. As a result, on September 30, 1999 and December 31, 1998, we had $43.8 million and $27.5 million of cash, cash equivalents, and short-term investments, respectively.

   Cash used in operations was $2.5 million and $6.1 million for the nine months ended September 30, 1999 and 1998, respectively. The decrease in cash used in operations during the nine months ended September 30, 1999 compared to the same period in 1998 was primarily attributable to an increase in net income.

   Cash used in investing activities was $47.1 and $6.1 million for the nine months ended September 30, 1999 and 1998, respectively. The increase in cash used in investing activities during the nine months ended September 30, 1999 compared to the same period in 1998 reflected purchases of short-term investments and capital expenditures related to the acquisition of computer and office equipment required to support expansion of our operations and building of infrastructure to support our Strategy.com network. We expect to continue to aggressively invest in capital expenditures to support our growth.

   Our financing activities provided cash of $44.5 million and $38.4 million for the nine months ended September 30, 1999 and 1998, respectively. The principal source of cash from financing activities during the nine months ended September 30, 1999 was from the additional sale of 3,170,000 shares of Class A common stock in which we raised $40.1 million, net of expenses. Prior to the sale of Class A common stock and the initial public offering, our principal source of cash from financing activities was net borrowings from commercial lending institutions. During December 1996, we entered into a loan agreement with a commercial bank. In July 1998, we repaid all net borrowings under the business loan. On March 26, 1999, we signed a loan agreement which provided for a $25.0 million revolving line of credit. Borrowings under the revolving line of credit will bear interest at a variable rate equal to LIBOR plus 1.0% to 1.75%, depending upon the ratio of funded debt to earnings. As of September 30, 1999, no amounts were outstanding under the revolving line of credit.

   We declared a $10.0 million dividend to our shareholders prior to the initial public offering. The dividend was paid in the form of notes prior to the termination of our S corporation election, which occurred immediately prior to the consummation of the initial public offering. As of September 30, 1999, the entire $10.0 million of the dividend notes had been repaid.

   In September 1999, we entered into a commitment to purchase $10.0 million of computer equipment and software over the twelve month period ending September 2000.

   We believe that the proceeds generated by the sale of Class A common stock offered by us in our initial public offering, our February 1999 public offering, the available borrowings under the revolving line of credit, computer equipment leasing facility and the cash generated internally by operations will satisfy our working capital requirements for at least the next twelve months.

Subsequent Events

   On December 23, 1999, we purchased the intellectual property and other intangible assets relating to NCR's TeraCube business in exchange for 566,372 shares of Class A common stock. We will develop the TeraCube assets as a business intelligence platform for data warehouses using NCR's Teradata database. The acquisition was accounted for under the purchase method of accounting. As a result of this transaction, we recorded a one-time, non-cash charge of $2.8 million for in-process research and development during the quarter ended December 31, 1999. In addition we recorded intangible assets of $13.6 million and assembled workforce of $1.3 million. We will amortize intangible assets over five years and the assembled workforce over 10 years beginning December 23, 1999.

   In November 1999, we signed a three year master lease agreement to lease up to $40.0 million of computer equipment. The lease bears interest at a rate equal to interest on U.S. treasury notes with equivalent terms as in the lease plus 1.5%.

   In February 2000, we made a series of announcements regarding our Strategy.com network. Among other announcements, we indicated that we intend to invest at least $100 million over the next twelve months to market, develop and operate Strategy.com. Due to these anticipated ongoing expenses, we expect that our operations will use significant cash for the forseeable future.

Recent Accounting Pronouncements

   In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, which delays the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be effective for our fiscal year 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. We believe the adoption of SFAS No. 133 will not have a material effect on our financial statements.

                                    BUSINESS

Overview

   MicroStrategy is a leading worldwide provider of intelligent e-business software and related services that enable the transaction of one-to-one electronic business through web, wireless and voice communication channels. MicroStrategy's product line enables both proactive and interactive delivery of information from large-scale databases and provides the largest 2000 enterprises in the world and leading Internet businesses with a software platform to develop solutions that deliver insight and intelligence to their enterprises, customers and supply-chain partners.

   Our software platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting internal enterprise users, the platform delivers critical business information beyond corporate boundaries to customers, partners and supply-chain constituencies through a broad range of communication channels such as the Internet, e-mail, telephones and wireless communication devices. Our platform is designed for developing e-business solutions that are personalized and proactive, and that reach millions of users. We offer a comprehensive set of consulting, education and technical support services for our customers and partners.

   In July 1999, we launched a new business unit called Strategy.com. Strategy.com is our personal intelligence network, a new form of media that brings speed to transactions by actively delivering highly personalized, relevant and timely information to individuals through a wide variety of delivery methods, including e-mail, telephone and wireless devices. The Strategy.com network leverages the MicroStrategy software platform and is organized around a suite of information channels. The network currently operates a finance channel and plans to launch additional channels on subjects such as weather, news, politics, arts, traffic, travel and entertainment. Strategy.com syndicates its channels through other companies that serve as network affiliates and network associates, which we refer to collectively as affiliates. Affiliates offer the Strategy.com channels and services on a co-branded basis directly to their customers and in turn share with Strategy.com a percentage of the revenues they generate. Strategy.com also provides application maintenance, development, customer billing and support services for those channels, enabling network affiliates and associates to focus on their core business. Strategy.com has established over 75 network affiliate agreements with Internet companies, communication carriers, media companies and financial institutions and now has over 250,000 subscribers for its Strategy.com Finance channel.

Industry Background

   The emergence and widespread acceptance of the Internet as a medium of communication and commerce has dramatically changed the way businesses interact with each other and with their customers. According to IDC, worldwide spending on Internet business infrastructure will increase from $211 billion in 1998 to $1.5 trillion in 2003, a compound annual growth rate of approximately 48%. The Internet provides opportunities for businesses to establish new revenue streams, create new distribution channels and reduce costs. For example, companies are using Internet-based systems to facilitate business operations, including sales automation, supply-chain management, marketing, customer service and human resource management. Consumers are also becoming increasingly sophisticated in their use of the Internet, relying on the Internet not only to make online purchases, but to perform price comparisons, analyze recommendations from like-minded individuals and educate themselves about relevant products and offerings. The integration of the Internet into business processes and increased consumer sophistication create opportunities for companies to use intelligent e-business systems as part of a more dynamic business model. Factors increasing demand for these systems include:

   Increased Electronic Capture of Transaction and Customer Information. The rapid growth in the electronic capture of business transactions and the increased availability of related profile data on the parties or products involved in each transaction are providing businesses with a rich data foundation for one-to-one customer interactions. Powerful data analysis tools are required to sift through massive amounts of data to uncover information regarding customer interactions, in turn enabling organizations to provide superior service and products to customers.

   Need to Create a Personalized, One-to-One Customer Experience While Maintaining Privacy. Many companies are initiating one-to-one marketing strategies that establish personalized relationships with each customer based on their individual needs and preferences, and earn customer loyalty by providing superior service, security and convenience. In order to successfully acquire, retain and upgrade customers, organizations need to understand their profiles, their transaction history, their past responses to marketing campaigns, and their interactions with customer service. Retrieving information from widely dispersed and complex data sources and providing a holistic view of the customer can be challenging. At the same time, while businesses have the opportunity to collect a variety of information that could improve targeting, customers are increasingly concerned about the potential for loss or abuse of their privacy.

   Need to Integrate Online and Traditional Operations. While there are substantial benefits to conducting business electronically, companies need to ensure that their online operations work in concert with their traditional bricks and mortar operations. Companies are seeking to ensure that an order placed online can be reliably fulfilled according to the expectations of the customer and to develop and maintain consistent interactions with customers across different channels. Maintaining the integrity of, and enhancing, the customer experience is crucial to fostering customer loyalty.

   Emergence of Wireless Internet and Voice Technologies. Information can be more valuable if there is untethered, ubiquitous access to the information. The recent development of the wireless application protocol and improvements in text-to-speech and voice-recognition technologies have created a uniform technology platform for delivering Internet-based information and services to digital mobile phones and other wireless devices. According to IDC, the total value of wireless Internet transactions will increase from $4.3 billion in 1998 to more than $38.0 billion by 2003, a compound annual growth rate of approximately 55%. This development is expected to generate new business opportunities for corporations by providing an additional channel for existing services and creating opportunities to provide new services that can be delivered any place and at any time to anyone that has access to a wireless device. For instance, customers of an online brokerage company will have the capability not only to get stock portfolio updates and alerts over their phones, but will also be able to immediately act on that information and buy or sell securities through a wireless device.

The MicroStrategy Solution

   MicroStrategy offers a comprehensive suite of software products and services that enable businesses to develop and deploy intelligent e-business systems. MicroStrategy's solution enables organizations seeking a strong, personalized relationship with their customers to better understand customer interactions and actively deliver personalized information to customers through the Internet, e-mail, telephones or wireless devices. The following diagram describes the key elements of our solution:

                                [insert graphic]

[Graphic depicts sequential use of MicroStrategy's products, starting with a customer establishing a data warehouse, designing interactions, personalizing for each customer, reaching each customer where appropriate and facilitating transactions.]



   Optimized Support for Large Data Volumes and All Major Relational Database/Hardware Combinations. The MicroStrategy platform supports systems with very large data volumes and is specifically designed to support all major relational database platforms commonly used for intelligent e-business systems. Important features of our solution in this area include:

  . structured query language optimization drivers that improve performance of each major database;

  .  ability to support very large user populations;

  .  designed to maximize up-time, even in high volume applications; and

  .  ability to work with many languages for international applications.

   Extremely Powerful Analytics to Customer- and Transaction-Levels of
Detail. We believe that the MicroStrategy platform incorporates the most sophisticated analysis engine available today, capable of answering highly detailed business questions. The MicroStrategy platform offers support for information beyond the summary level to include information at the customer transaction and interaction level. This capability is critical to a wide range of applications, including highly targeted direct marketing, e-commerce site personalization, customer and product affinity analysis, call detail analysis, fraud detection, credit analysis forecasting and trend metrics and campaign management. The MicroStrategy platform allows the creation of highly sophisticated systems that take maximum advantage of the detail available in a company's databases.

   Powerful Personalization Engine. The MicroStrategy platform includes a customer transaction-level personalization engine. The underlying architecture is designed to generate personalization parameters based on data gathered by an organization from a variety of sources, including past customers' transactions, customer clickstream information, stated user preferences and demographic information. In addition, the MicroStrategy personalization engine is able to determine when and under what circumstances a person automatically is provided with a set of information.

   Interactive Broadcast Engine for Delivery and Response Using Internet, E-mail, Wireless or Voice Media. Our technology offers a high performance personalized broadcast engine for delivering periodic- and alert-based information to people via Internet, e-mail, wireless devices and traditional telephone via text-to-speech conversion. The broadcast engine includes drivers for all major device types used in both domestic and international markets enabling the delivery of information to users when and where it is needed. In addition, users can respond to a message delivered by the MicroStrategy broadcast engine. For example, a store manager can be alerted via a personal digital assistant that an item is out of stock and order additional inventory using this device.

Strategy

   MicroStrategy's objective is to become the leading provider of intelligent e-business software and related services to the largest 2000 enterprises in the world and leading Internet businesses. The key elements of our strategy to achieve this objective are as follows:

 Marketing Strategy--Increase Brand Awareness. Our marketing strategy focuses on communicating the possibilities for value creation through the use of our intelligent e-business platform. We focus primarily upon the largest 2000 enterprises in the world and leading Internet related businesses. In January 2000, MicroStrategy launched an aggressive branding campaign through traditional television and print media to expand awareness of the MicroStrategy brand. We believe that by creating greater awareness of the company and the value of our intelligent e-business solutions, we will generate not only greater brand awareness for MicroStrategy, but also a larger group of potential customers by helping them understand the advantages of intelligent e-business.

 Technology Strategy--Provide a Scalable, Sophisticated and Maintainable Intelligent E-Business Platform. We have designed our platform to be highly scalable, sophisticated, reliable and easy to maintain. Our technology strategy is focused on expanding our support for large customer oriented information stores, enhancing our analysis and segmentation capabilities, strengthening our personalization technology, enhancing our broadcasting functionality to the broadest set of consumer devices and providing a platform that can be easily integrated with e-commerce transaction engines. As part of this strategy, we are developing technology that further differentiates our product offerings by increasing functionality along the key dimensions of:

    . personalization--the quality and sophistication of a one-to-one user experience;

    . content flexibility--the range of content, both structured and unstructured, that can be efficiently utilized;

    . media channel and interface flexibility--the range of media channels, interface options, and display features supported;

    . capacity--the volume of information that can be efficiently analyzed and utilized;

    . concurrency--the number of users which can be supported simultaneously;

    . sophistication--the range of analytical methods available to the application designer;

    .  performance--the response time of the system;

    . database flexibility--the range of data sources, data warehouses, and online transaction processing databases which the software is capable of efficiently querying without modification;

    . robustness--the reliability and availability of the software in mission critical environments; and

    . deployability--the ease with which applications can be deployed, modified, upgraded and tuned.

 Sales Strategy--Increase Market Share Among World's 2000 Largest Companies, Leading Internet Businesses and High-Volume Data Providers. Our sales strategy focuses on building our direct sales capabilities and relationships with indirect channel partners in order to increase market share among the world's 2000 largest companies, leading online enterprises, and high-volume data providers, both domestically and abroad. We also seek to increase sales to our installed base of customers by offering a range of software and services utilizing our core intelligent e-business platform. In order to improve customer satisfaction and to generate additional sales to current and prospective customers, we are also expanding our active consulting practice to enable existing customers to fully utilize the capabilities of their existing product implementations and to ensure that current customers have access to our field engineering and telephone support. Finally, we are expanding our education program to enhance our potential customers' and channel partners' understanding of the power of intelligent e-business applications.

Products

   We offer a comprehensive suite of intelligent e-business software, known as MicroStrategy 6, that is designed to enable businesses to turn information into strategic insight, transform customer interactions into relationships and make more effective business decisions.

   The following diagram illustrates the MicroStrategy 6 platform:
                                [INSERT GRAPHIC]

[A graphic depiction of MicroStrategy products, including MicroStrategy Intelligence Server, MicroStrategy Architect, MicroStrategy Agent, MicroStrategy Web, MicroStrategy InfoCenter, MicroStrategy Broadcaster, MicroStrategy Telecaster, MicroStrategy Administrator and listing the database products that supply data to the software.]

   MicroStrategy Intelligence Server. MicroStrategy Intelligence Server is the foundation for all of our intelligent e-business products. It performs sophisticated analysis on information captured from multiple data sources. With the ability to support millions of users, MicroStrategy Intelligence Server has the capacity to power the most complex intelligent e-business solutions.

   We believe that MicroStrategy Intelligence Server is the most sophisticated analysis engine available today, capable of answering highly detailed business questions. Its robust relational analysis technology enables organizations to conduct large-scale product affinity and product profitability analyses, research customer preferences through sales, contribution, and pricing analysis, and compare present and historical customer retention data with forecasting and trend metrics. MicroStrategy Intelligence Server generates highly optimized queries through its very large database drivers, enabling high throughput and fast response times.

   MicroStrategy Intelligence Server is designed to be fault tolerant to ensure system availability and guarantee high performance. Through an enterprise management console, MicroStrategy Intelligence Server provides a sophisticated array of enterprise management tools, such as caching and query prioritization to streamline performance and batch job scheduling, which helps to maintain disparate and diverse user communities. Administrators can automate the dynamic adjustments of system and user governing settings, such as user thresholds and database thread priorities, in order to smooth the database workload and ensure the high performance that large user communities require.

   MicroStrategy Web. MicroStrategy Web provides easy-to-use, interactive, sophisticated analysis which extends the information access and analysis capabilities of MicroStrategy Intelligence Server to any user with a web browser. Using the MicroStrategy Web infrastructure, corporations can rapidly implement systems that allow local and remote users to develop and access sophisticated reports containing information from their relational databases.

   MicroStrategy Web provides a graphical user interface designed to boost end-user efficiency. Users gain access to an array of options for data exploration and analysis, such as spreadsheet grids and a wide variety of graphs. A flexible architecture enables businesses to implement a standardized structure for analysis and ensure consistent work practices. Through MicroStrategy Web's reporting capabilities, users receive key elements of a report in easily understood, plain English messages. MicroStrategy Web also allows users to dynamically analyze data with higher levels of detail to view the underlying information or to create and save new analyses. In addition, MicroStrategy Web's security plug-ins enable businesses to limit access to sensitive information.

   MicroStrategy Web includes an application protocol interface that allows businesses to customize, integrate and embed MicroStrategy Web functionality into other applications. For example, a data syndicate for healthcare information could utilize MicroStrategy Web with a customized interface to sell access to this information to HMOs, hospitals and pharmacies.

   MicroStrategy Broadcaster. MicroStrategy Broadcaster is a powerful content generation and information broadcast server designed to actively deliver personalized information to millions of recipients via the Internet, e-mail, telephone and wireless devices. MicroStrategy Broadcaster delivers targeted information to individuals on an event-triggered or scheduled basis through the consumer communication device that is most convenient. It provides both an engine to implement targeted information messaging to acquire and retain customers and a platform for distributing information throughout the corporate enterprise and to customers, suppliers, and other constituencies.

   MicroStrategy Agent. MicroStrategy Agent provides an advanced environment for rapid application development and sophisticated analysis. It provides an object-oriented view of business data--converting a company's business data into a virtual library of valuable information, enabling users to develop sophisticated business metrics, filtering criteria and pre-defined report templates. Applications developed within MicroStrategy Agent are easily deployed throughout the MicroStrategy architecture bringing integrated query and reporting capabilities, powerful analytics and decision support workflow to analysts, quantitative users and end users throughout the enterprise and beyond.

   These applications provide better understanding of a business or customer base through analyses such as customer profiling, clickstream analysis and sales and inventory analyses.

   MicroStrategy InfoCenter. MicroStrategy InfoCenter is a web-based interface that can be used with existing web applications to provide targeted product offerings over many devices. Through MicroStrategy InfoCenter, users subscribe to information services by providing personal information and preferences, ensuring that users receive personalized, appropriate product offerings and information. Its integration with MicroStrategy Broadcaster and MicroStrategy Telecaster is designed to allow the delivery of the appropriate offering via the appropriate medium at the appropriate time.

   MicroStrategy InfoCenter can be used by companies to create one-to-one marketing campaigns, learn more about their customers and increase customer click-through and sales. MicroStrategy InfoCenter also can be used within an enterprise by customer relationship managers to view reports on their customer base, analyze their campaigns and take action upon them.

   MicroStrategy Telecaster. MicroStrategy Telecaster is an intelligent voice broadcast server that enables organizations to deliver fully personalized information services to employees, partners, suppliers or customers over any telephone or voice mail system.

   MicroStrategy Telecaster notifies end-users of relevant news based on schedules or exception criteria such as a close of market portfolio update or an inventory reorder point. When a user picks up the call, information is presented in natural language and structured in a fully interactive and individually tailored format. MicroStrategy Telecaster not only creates a personal message, but also generates the appropriate menu of response options on a one-to-one basis. Users can then select the appropriate option by simply pressing a button on the phone keypad.

   MicroStrategy Telecaster is designed to enable voice-based interaction via two-way electronic devices. MicroStrategy Telecaster can process user input, such as the selection of an alternate flight, or the number of shares that should be traded, to communicate in real-time with any external database, transaction or e-commerce system and call centers and telephone applications.

   MicroStrategy Telecaster's combination of analysis, broadcast, personalization and interaction capabilities facilitates its use in a variety of intelligent e-business applications, including:

  .  reminder services, such as drug refills;

  . event based notification services, such as flight delays and bank account notifications;

  . personal intelligence, such as financial, news, weather, traffic and sports information; and

  . sales force automation and internal reporting services, such as sales reports.

   MicroStrategy Administrator. MicroStrategy Administrator enables administrators to efficiently maintain large-scale data warehouse applications supporting millions of users. Project migration utilities help administrators develop, test and deploy systems. Performance analysis enables administrators to monitor and tune systems for maximum performance and availability.

   MicroStrategy Architect. MicroStrategy Architect is a development environment for intelligent e-business applications. Software developers can use this product to design powerful enterprise and e-business intelligence systems rapidly. MicroStrategy Architect is highly automated and is based on an open, flexible architecture, which greatly reduces the cost and time required to implement and maintain systems.

Consulting, Education and Customer Support


   The following diagram illustrates our services and customer support capabilities:


                                    [GRAPH]

[A graphic depiction of MicroStrategy training offerings, including courses offered at "Microstrategy University" as well as a description of support services that are available.]


   MicroStrategy Consulting--Intelligent E-Business Management and Technical Consulting. MicroStrategy Consulting facilitates the development of high-end applications for our customers. Our consultants design and implement scalable, high performance applications that run against multi-terabyte databases for companies throughout the world. MicroStrategy Consulting's mission is to provide services that ensure customer success and return on investment through full use of our advanced technology.

   MicroStrategy Education--Intelligent E-Business Education
Programs. MicroStrategy Education provides our customers with a thorough understanding of our products and the implementation of intelligent e-business systems through quality instruction and hands-on experience. With nearly ten years of experience training a diverse customer base, we have developed a comprehensive set of education programs designed to help customers get up to speed quickly on intelligent e-business technologies. Representative courses from our training curriculum include:

  .Introduction to Intelligent E-Business;

  .MicroStrategy Fast Track for Developers;

  .MicroStrategy Server Platforms: Administration;

  .MicroStrategy Broadcaster: Intelligence Everywhere;

  .E-Business: Methodology and Architecture;

  .MicroStrategy InfoCenter: Personal Information Gateway; and

  .MicroStrategy Telecaster: Personalized Voice Broadcast Server.


   MicroStrategy Support--Hotline, Knowledge Base and Field Engineering Services. MicroStrategy technical support provides support services designed to help customers extract the highest return on investment from our products. MicroStrategy technical support offers a variety of support options geared to resolve technical issues quickly and efficiently whenever they arise.

Customer Case Studies

   The following case studies illustrate the application and implementation of our products and related services by several of our customers.

   GE Capital Fleet Services. GE Capital Fleet Services, one of the world's leading vehicle fleet management companies, uses MicroStrategy's intelligent e-business platform to deliver innovative customer services as part of an overall e-business strategy. The company deployed MicroStrategy Web to give its customers desktop access to specific fleet information. MicroStrategy Web allows GE Capital Fleet Services and its customers to extract valuable information from its data warehouse. Customers use the tool to compare service histories of different car models, identify drivers who are most accident-prone or review the fleet's monthly mileage.

   Additionally, with MicroStrategy Broadcaster, customers receive proactive vehicle maintenance reminders. MicroStrategy Broadcaster automatically sends personalized maintenance reminders directly to vehicle drivers via e-mail, telephone or wireless device. According to GE Capital Fleet Services, the innovative vehicle fleet management services made possible by the MicroStrategy intelligent business platform are saving the company millions of dollars in printing and postage costs and are creating stronger customer relationships.

   First Union. First Union is the nation's sixth largest financial institution, with more than $230 billion in assets under management. The company uses MicroStrategy's intelligent e-business platform to manage relationships with more than 16 million customers. First Union runs MicroStrategy Web against a 27-terabyte data warehouse, one of the largest in the banking industry, to retrieve valuable insights. MicroStrategy Web enables authorized First Union users to quickly and easily obtain a comprehensive view of customer relationships, analyze their current and potential profitability and improve business relationships with them. The tool allows authorized users to analyze critical customer information and create detailed product and marketing reports quickly. For example, authorized users can quickly identify how many customers have a high balance checking account and who would likely be interested in asset management services. These sales leads are then automatically sent to First Union's sales and services organizations for direct, personalized marketing efforts.

   NBCi. NBC Interactive, known as NBCi, is a leading Internet integrated media company. NBCi uses MicroStrategy's intelligent e-business platform to conduct advanced clickstream analysis of daily traffic to its Snap and XOOM.com web sites. The resulting insight helps site managers improve their services and deliver a more personal online experience for users. In addition, MicroStrategy Web enables Snap and XOOM.com product, channel and marketing managers to identify user preference and demographic information with the click of a mouse. NBCi also uses MicroStrategy Broadcaster to send managers regular information updates via e-mail.

   With these tools, NBCi is able to identify the most popular content on its sites, as well as areas that may need additional support. Detailed customer information also supports Snap and XOOM.com efforts to attract advertisers who want to reach specific demographic markets.

Strategy.com

   In July 1999, we launched a new business unit called Strategy.com. Strategy.com is our personal intelligence network, a new form of media that brings speed to transactions by actively delivering highly personalized, relevant and timely information to individuals through a wide variety of delivery methods, including e-mail, telephone and wireless devices. The Strategy.com network leverages the MicroStrategy software platform and is organized around a suite of information channels. The network currently operates a finance channel and plans to launch additional channels on subjects such as weather, news, politics, arts, traffic, travel and entertainment. Strategy.com syndicates its channels through other companies that serve as network affiliates and network associates, which we refer to collectively as affiliates. Affiliates offer the Strategy.com channels and services on a co-branded basis directly to their customers and in turn share with Strategy.com a percentage of the revenues they generate. Strategy.com also provides application maintenance, development, customer billing and support services for those channels, enabling network affiliates and associates to focus on their core businesses. Strategy.com has established over 75 network affiliate agreements with leading Internet companies, communications carriers, media companies and financial institutions and now has over 250,000 subscribers for its Strategy.com Finance channel. The key attributes of the Strategy.com network are as follows:

   Personal Intelligence Agent. Strategy.com functions as a personal intelligence agent that operates on the user's behalf and is based on a set of permissions and requirements specified by the user. Strategy.com goes beyond sending scheduled information updates by allowing users to choose to be notified immediately upon the occurrence of a predefined event. These capabilities enable consumers to receive tailored, pertinent and timely information. As the Strategy.com network expands, we intend to develop Strategy.com's software agents to act, with permission, proactively on the user's behalf. For example, in the future the user may be able to specify conditions under which Strategy.com could transfer assets from one financial institution to another, based on relative interest rates. We believe that this capability will provide significant value to consumers.

   Diverse Delivery Methods. We deliver Strategy.com services to devices in three general categories -- web, wireless and voice. A major component of Strategy.com's technology strategy is to take advantage of the capabilities of the wireless application protocol and the improvements in text-to-speech and voice-recognition technologies to create a robust and content-rich wireless Internet portal. Strategy.com believes it can exploit its position as one of the first to market in this area to facilitate e-commerce transactions and expand its network and base of subscribers. In the future, Strategy.com will give users the ability to buy or sell stock, purchase merchandise and make reservations after receiving information on their wireless and other devices, eliminating the need to use a computer or speak with someone on the telephone. Our goal is to allow users to move beyond the desktop and allow us to significantly broaden our reach by interacting with consumers throughout the day via the most convenient means available.

   Unique Personalization. Unlike traditional television, radio and cable networks which send the same content to all audience members and which require users to initiate the use of a dedicated device, Strategy.com allows individuals to subscribe to the selected programs and services that interest them and to receive richer, more detailed information via the delivery mechanism of their choice. Subscribers will be able to access personalized updates on a range of subjects using their wireless devices.

   Content. Strategy.com's network is organized around content-specific channels. Its initial channels are:

  . Strategy.com Finance: As the first channel of the Strategy.com network, Strategy.com Finance provides consumers with personalized portfolio and market reports via the device of their choice. Strategy.com Finance provides users with a variety of information, from intra-day stock movement alerts to a personalized portfolio analysis sent via Excel spreadsheets. In the future, Strategy.com will also allow users to conduct trades and other financial transactions through the Internet or using their wireless devices after receiving Strategy.com Finance alerts.

  . Strategy.com Weather: Strategy.com Weather is currently operating on a test basis and is expected to be commercially available in the second quarter of 2000. Strategy.com delivers personalized weather reports, forecasts and alerts for over 55,000 locations across the globe. Strategy.com will offer subscribers features such as severe weather alerts, beach and boating reports and weekly forecasts, along with the convenience of receiving personalized weather information.

  . Strategy.com News: Strategy.com News is currently operating on a test basis and is expected to be commercially available in the second quarter of 2000. Strategy.com will deliver breaking news, news alerts and local and global updates. Strategy.com News utilizes data from numerous content providers and covers over 20,000 stories a day. Subscribers will have the ability to easily personalize Strategy.com News so they only receive stories about the issues and locations that are of importance to them.

   Strategy.com has entered into agreements with leading content and data providers, including the following:

       Media General Financial Services      Weather Labs
       Standard & Poor's                     Briefing.com
       Zacks                                 AFP
       National Weather Service              Comtex
       SportsTicker                          Metro Networks

   We also have agreements with smaller local and specialized providers to supply content for our channels. We expect to focus our efforts on content providers that can provide comprehensive coverage and that feature content that has the potential for targeting e-commerce opportunities.

   We have established over 75 network affiliate agreements with Internet companies, communication carriers, media companies and financial institutions such as Ameritrade, Belo, Metrocall, Nasdaq, Phillips International, Primark, The Wall Street Journal, Earthlink, WashingtonPost.com and USA Today.com to market our services directly to consumers. By offering Strategy.com services to their customers, network affiliates seek to differentiate their core product offerings, increase customer loyalty and create new revenue streams. The affiliates provide the marketing and sales support for the service and Strategy.com focuses on providing the technical infrastructure, including the management of the software, hardware, billing and customer support processes and the development and deployment of channels and content to users. Larger Strategy.com affiliates have the ability to create co-branded web pages and commission customized features, services and content using Strategy.com data. Strategy.com also offers an associates program in which smaller businesses and individuals can create co-branded web pages offering Strategy.com services to their users.

   Our vision for Strategy.com is to be the leading provider of personalized intelligence to consumers. We believe that strengthening affiliate relationships and strategic alliances with leading content providers is critical to attracting and expanding our subscriber base. We also intend to engage in aggressive brand-building in order to attain a leadership position.

   We believe that Strategy.com capitalizes on both our powerful software technology and the emerging development of wireless Internet information delivery. We plan to invest at least $100 million in the next twelve months to build the Strategy.com personal intelligence network and increase brand awareness.

Customers

   MicroStrategy has over 900 customers across such diverse industries as retail, telecommunications, banking and finance, pharmaceuticals and healthcare, technology and consumer packaged goods. A representative list of the firms that purchased over $250,000 of our products and services since January 1, 1997 is as follows:

Banking & Finance        Telecommunications       Consumer Packaged Goods
 American Express*        Ameritech                Beverage Data Network
 Ameritrade               AT&T Wireless Services   Brown & Williamson
 Banco Santander          Bell Atlantic*           Estee Lauder
 Bank of America          Bell South*              Hallmark
 CIBC                     Cable & Wireless         Ralston Purina
 Fannie Mae               Concert Management       S.C. Johnson Wax
 First Data Corporation     Services*

 First Union              MCI WorldCom            Technology
Corporation*              Pacific Bell*            Belo Interactive*
 First USA Bank           Sprint*                  Earthlink*
 Freddie Mac*

                                                   Exchange Applications*
 GE Capital*             Pharmaceutical &          Gateway
 Nationwide Insurance*      Healthcare             IBM Corporation*
 Royal Bank of Canada     Cardinal Health          Lexis Nexis
 USAnt                    Glaxo Wellcome*          Network Solutions
 Visa International       Ingenix*                 Nielsen Media Research

                          MedPartners              NCR*
Retail                    Merck/Medco*             Perot Systems
 Asda Stores              Premier                  Snap
 B & Q                    Smithkline Beecham       Tandem Computers*
 Best Buy*                Warner Lambert*          WashingtonPost.com
 Comet

                                                   Western Digital*
 Elder Beerman           Grocery & Pharmacy

 Fox Entertainment Group  American Stores*        Manufacturing & Industrial
 Kmart*                   Associated Food Stores   Allied Signal
 Kohl's Department        CVS Pharmacy             DuPont
Stores                    Eckerd Corporation*      General Motors
 Littlewoods              Food Lion                Lexmark*
 Liz Claiborne*           Harris Teeter            Michelin*
 Marks & Spencer*         Marsh Supermarkets       Monsanto
 ShopKo*

                                                   Samsung*
 The Limited             Government/Public         Shaw Industries
 Victoria's Secret           Services              Unisys
 Woolworth's              Housing and Urban
                            Development*


Travel & Entertainment    Ohio Department of
 Blockbuster                Education
Entertainment*            US Air Force
 Continental Airlines     US Postal Service*
 The SABRE Group
 Starwood Hotels &
Resorts
 Universal Studios*

* Indicates customers that purchased more than $1,000,000 in products and services since January 1, 1997.

Sales and Marketing

   Direct Sales Organization. We market our software and services primarily through our direct sales force. As of December 31, 1999, we had domestic sales offices in a number of cities, including Atlanta, Boston, Chicago, Cincinnati, Dallas, Denver, Detroit, Kansas City, Los Angeles, Minneapolis, New York, San Francisco, Seattle, Tampa and Washington, D.C., and international sales offices located in Amsterdam, Barcelona, Madrid, Cologne, London, Paris, Sao Paolo, Vienna, Milan and Toronto. We are represented by distributors in countries in which we do not have sales offices, including Australia, Brazil, Chile, Colombia, the Czech Republic, Finland, Greece, Ireland, New Zealand, Singapore, South Africa, South Korea and Sweden.

   Indirect Sales Channels. We have entered into relationships with more than 225 system integration, application development and platform partners whose products and services are used in conjunction with our own. Agreements with these partners generally provide them with non-exclusive rights to market our products and services and allow access to our marketing materials, product training and direct sales force for field level assistance. In addition, we offer our partners product discounts. Favorable product recommendations from the leading system integration, application developers and platform partners to potential customers facilitates the sale of our products. We believe that such indirect sales channels allow us to leverage sales and service resources, marketing and industry specific expertise to expand our user base and increase our market coverage.

   Value-Added Resellers. Value-added resellers who resell MicroStrategy software bundled with their own software applications and/or syndicated data products include:

      Accrue Software  IDX Systems       Prime Response
      Acxiom           M&I Data Services Radiant Systems
      Beverage Data
       Network         Net Perceptions   Radius Retail
      Exchange
       Applications    Net.Genesis       Retek Information Systems
      Fair Issac and
       Company         Plum Tree         Systems Consulting Company
      HNC Software

   System Integrators. We have also entered into agreements to provide training, support, marketing and sales assistance to a number of system integrators, including:

American Management       Computer Sciences         Nex Genix
 Systems                   Corporation              Perot Systems
Answer Think Consulting   Deloitte & Touche         Corporation
 Group                    Ernst & Young             Questra Corporation
Arthur Andersen           Etensity                  Sapient Corporation
AutoMate Incorporated     Greenbrier & Russel       Silicon Graphics
BeggsHeidt Enterprise     KPMG Peat Marwick         Tessera Enterprise
 Consulting               Modis Solutions           Systems
BizIntel Technology       NCR                       Whitman-Hart
Braun Technology Group                              Xpedior
CACI

   Platform Partners. Our platform partners consist of firms which co-sell and co-market complementary technology to the same target customer base. These platform partners include IBM, Compaq, NCR, Sequent, ICL, Data General, Informatica, Oracle, Informix, EDS and Deloitte & Touche.

Research and Product Development

   We have made substantial investments in research and product development. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As of December 31, 1999, our research and product development staff consisted of 338 employees. Our total expenses for research and development for the years 1999, 1998 and 1997 were $28.7 million, $12.1 million and $5.0 million (excluding $1.9 million of capitalized software costs), respectively.

Competition

   The markets for e-business, e-commerce, customer relationship management, portals, business intelligence and Internet-based and wireless-based information networks are intensely competitive and subject to rapidly changing technology. In addition, many of our competitors in these markets are offering, or may soon offer, products and services that may compete with our products and our Strategy.com network.

   Our most direct competitors provide:

  .  e-business products;

  .  customer relationship management products;

  .  e-commerce transaction systems;

  .  business intelligence products;

  .  Internet and wireless information networks and portals;

  .  vertical Internet portals and information networks; and

  .  wireless communications and wireless access protocol enabled products.

   Each of these market segments are discussed more fully below.

   E-business Infrastructure Software. In the e-business infrastructure market, BroadVision, E.piphany, Vignette, Net Perceptions, Broadbase, Art Technology Group, Engage Technologies, Doubleclick and Personify all provide products that compete directly or indirectly with our software platform. Many of these companies provide alternatives to our technology for adding intelligence and personalization to e-commerce applications. For example customer information, such as past purchases, clickstream data and stated preferences, can be used to create a personalized e-commerce experience that targets customers with offers and interactions to which they are more likely to respond.

   Customer Relationship Management Products. Companies that deliver customer relationship management products alone or in conjunction with e-commerce applications, such as BroadVision, E.piphany, Vignette, and Siebel, compete with our software platform.

   E-Commerce Transaction Systems. Products that support e-commerce transactions, such as those provided by Microsoft, IBM, American Online's Netscape division, BroadVision, Open Market, InterWorld, and Oracle could compete with MicroStrategy. These products have the potential to extend their capabilities to use customer information as the basis for generating targeted, personalized product offers, which compete with our e-business products.

   Business Intelligence Products. In the business intelligence market, we compete with providers of software used to enable businesses to analyze and optimize their operations. In the enterprise category, which is generally focused on large deployments, Information Advantage, which was recently acquired by Sterling Software, competes with us. In the desktop analysis and reporting category, we face competition from companies such as Business Objects, Cognos, and Brio Technology. The third category includes products from companies such as Oracle, Microsoft, and IBM that are generally bundled with or designed to work with their own relational databases.

   Web Portals and Information Networks. Web portals and information networks, such as Microsoft Network, Yahoo, Lycos, Excite, America Online and InfoSpace.com, offer an array of information that is similar to information provided by Strategy.com. Strategy.com seeks to differentiate itself by:

  .  providing a greater level of personalization;

  . allowing users to receive the precise information they want across the broadest range of information delivery devices through email, wireless phone, pager, wireless access protocol enabled products, fax, personal digital assistants and the telephone; and

  . partnering with financial institutions, device manufacturers, Internet companies, communication carriers, media companies and wireless companies, to embed Strategy.com information services as an ingredient in their own offerings.

   One or more of these companies, however, could expand their offerings and reduce our differentiation in these three areas.

   Vertical Internet Portals and Information Networks. Expedia, Weather.com, CNBC.com, ABC.com, ESPN.com, Microsoft Investor, StockBoss, Microsoft CarPoint, InfoBeat, Internet Travel Network and others have developed custom applications and products to commercialize, analyze and deliver specific information over the Internet. These systems are usually tailored to one application, such as providing news, sports, or weather, but in the aggregate, they offer applications similar to those provided by Strategy.com. Any one of these companies could expand their offering to more closely compete with Strategy.com.

   Wireless Communications and Wireless Access Protocol Enabled
Products. Wireless communications providers, such as AT&T, Sprint, MCI WorldCom, Nextel Communications, British Telecom, Deutsche Telekom, PageNet, Nokia, Ericsson, Aether Systems, 3COM and Palm offer a variety of mobile phones and wireless devices over which Strategy.com delivers information. These companies may develop in-house information services or partner with other companies to deliver information that is competitive to that offered by Strategy.com.

   Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, and greater name recognition that we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the e-business industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than we can. Increased competition may lead to price cuts, reduced gross margins and loss of market share.

   Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, they may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our products through specific distribution channels. Accordingly, it is possible that new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could harm our ability to obtain maintenance revenues for new and existing product licenses on favorable terms.

Intellectual Property and Licenses

   We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. For example, we require software licensees to enter into license agreements that impose certain restrictions on licensees' use of the software. In addition, we have made efforts to avoid disclosure of our trade secrets, including but not limited to, requiring those persons with access to our proprietary technology and information to enter into confidentiality agreements with us and restricting access to our source code. We have no patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

   Generally, our products are licensed through named-user licenses, under which only one identified user may access the product for each named-user license fee paid. A user is an individual to whom a licensee has assigned an identification number for purposes of tracking use of a product and who is under an obligation to the licensee to protect any of our confidential information. Under our standard software license agreement, we have the ability to request certified statements of records regarding identification numbers in particular, and use of the products in general, once per year, and have the right to audit use of the products at least once per year. Copying of products and documentation is limited to the number of users for whom license fees have been paid.

   There can be no assurance that third parties will not claim infringement by us with respect to current or future products. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

Employees

   As of December 31, 1999, we had a total of 1,662 employees, of whom 1,397 were based in the United States and 265 were based internationally. Of the total, 579 were engaged in sales and marketing, 338 in product development, 486 in professional services and 259 in finance, administration and corporate operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

   We believe that effective recruiting, education, and nurturing of human resources is critical to our success and have traditionally made substantial investments in these areas in order to differentiate ourselves from our competition, increase employee loyalty and create a culture conducive to creativity, cooperation and continuous improvement. These measures include:

   Professional Education. All newly hired professionals complete a professional orientation course that ranges from 4 to 8 weeks long, presented by "MicroStrategy University," our in-house education function. The curriculum consists of lectures, problem sets and independent and group projects, covering data, our products, competitors and customers. Certain lectures also deal with general business practices, ethics and teamwork. At the end of this training, students must pass a number of oral and written examinations in order to begin their assignments. Following this introductory course, veteran employees normally complete at least two weeks of continuing professional development each year. Course content for MicroStrategy University is created by the most experienced members of the professional staff, who generally have an annual obligation to create expert content based upon the best practices they have most recently observed in the field. This expert content is then used to upgrade and revitalize our education, consulting, support, technology and marketing operations.

   Company Days. Each quarter, we invite most of the employee base together for knowledge transfer within functions, across functions and across geographic boundaries. These events are generally built around a set of company-wide meetings and breakout sessions, but they also have particular cultural themes. These events include:

  . the "Company Retreat," which allows employees to network with colleagues in an informal setting and which traditionally has consisted of a company-sponsored cruise;

  . ""University Week," which focuses on continuing professional development along with the creation and codification of industry-best practices;

  . ""Friends and Family Weekend," during which we sponsor a weekend-long open house and host immediate and extended family, as well as significant others of employees; and

  . ""MicroStrategy World," where our business partners and customers are encouraged to mix with the employee base in order to exchange information and strengthen the firm's ties to the marketplace.

   We believe that our "Company Day" events are long-term investments which will, over time, result in superior productivity, morale, and loyalty among the employee base, and we expect to continue to engage in these activities in the future.

Facilities

   Our principal offices currently occupy over 284,000 square feet in Vienna, Virginia pursuant to multiple leases, the majority of which expire between June 2003 and February 2010. In addition, we also lease sales offices domestically and internationally in a variety of locations, including Atlanta, Bedminster, Boston, Chicago, Cincinnati, Dallas, Detroit, Los Angeles, Minneapolis, New York, San Francisco, Seattle, Washington, D.C., Amsterdam, Barcelona, Cologne, London, Madrid, Milan, Paris and Vienna. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

   From time to time, we may be involved in litigation that arises in the normal course of our business operations. Currently, we are not a party to any litigation that we believe could reasonably be expected to have a material adverse effect on our business or results of operation.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors and their ages and positions as of January 31, 2000 are as follows:

Name                     Age Title
----                     --- -----
Michael J. Saylor.......  35 President, Chief Executive Officer and
                             Chairman of the Board of Directors
Sanju K. Bansal.........  34 Executive Vice President, Chief Operating Officer and
                             Director
Jonathan F. Klein.......  32 Vice President, Law and General Counsel
Mark S. Lynch...........  36 Vice President, Finance and Chief Financial Officer
Joseph P. Payne.........  35 Vice President, Marketing and Chief Marketing Officer
Stephen S. Trundle......  31 Vice President, Technology and Chief Technology Officer
Frank A. Ingari(1)(2)...  50 Director
Jonathan J. Ledecky.....  42 Director
Ralph S.                  49 Director
 Terkowitz(1)(2)........
John W. Sidgmore(3).....  48 Director

--------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Mr. Sidgmore was elected as a director on February 16, 2000.

   Set forth below is certain information regarding the professional experience for each of the above-named persons.

   Michael J. Saylor has served as president, chief executive officer and chairman of the board of directors since founding MicroStrategy in November 1989. Prior to that, Mr. Saylor was employed by E.I. du Pont de Nemours & Company as a Venture Manager from 1988 to 1989 and by Federal Group, Inc. as a consultant from 1987 to 1988. Mr. Saylor received an S.B. in Aeronautics and Astronautics and an S.B. in Science, Technology and Society from the Massachusetts Institute of Technology.

   Sanju K. Bansal has served as executive vice president and chief operating officer since 1993 and was previously vice president, consulting since joining MicroStrategy in 1990. He has been a member of the board of directors of MicroStrategy since September 1997. Prior to joining MicroStrategy, Mr. Bansal was a consultant at Booz Allen & Hamilton, a worldwide technical and management consulting firm, from 1987 to 1990. Mr. Bansal received an S.B. in Electrical Engineering from the Massachusetts Institute of Technology and an M.S. in Computer Science from The Johns Hopkins University.

   Jonathan F. Klein has served as vice president, law and general counsel since November 1998 and as corporate counsel from June 1997 to November 1998. Prior to that, Mr. Klein was an appellate litigator with the United States Department of Justice. Mr. Klein received a B.A. in Economics from Amherst College and a J.D. from Harvard Law School.

   Mark S. Lynch has served as vice president, finance and chief financial officer since September 1997. Prior to that, Mr. Lynch was chief financial officer for WorldCorp and World Airways from 1996 to 1997, and before that was vice president, finance for Intelidata, an electronic commerce firm, from 1991 to 1996. Mr. Lynch has also held several senior accounting positions with KPMG Peat Marwick and Clark Construction Group. Mr. Lynch is a certified public accountant and received a B.S. in Accounting from Penn State and an M.B.A. from George Washington University.

  Joseph P. Payne has served as vice president of marketing, and chief marketing officer since April 1999. From 1996 to 1999, Mr. Payne held several executive-level positions at InteliData Technologies, including president and CEO of its Telecommunications Division. Prior to that, Mr. Payne served as vice president, marketing of Royal Crown Company from 1994 to 1996. Before that, Mr. Payne was a brand manager at the Coca-Cola Company from 1991 to 1994. Mr. Payne received an A.B. in Public Policy from Duke University and an MBA from the Fuqua School of Business at Duke University.

  Stephen S. Trundle has served as vice president, technology and chief technology officer since July 1997 and as director, technology from 1994 to 1997. From 1992 to 1994, Mr. Trundle served as a consultant and then a senior consultant with MicroStrategy. Prior to that, Mr. Trundle worked for Bath Iron Works on the Aegis Destroyer program from 1991 to 1992. Mr. Trundle received an A.B. in Engineering and an A.B. in Government from Dartmouth College.

  Frank A. Ingari has been a member of the board of directors of MicroStrategy since October 1997. Mr. Ingari is founder and chief executive officer of Wheelhouse Corporation, an eMarketing services firm formed in April of 1999. Between 1997 and April 1999, Mr. Ingari founded Growth Ally, L.L.C., a consulting firm specializing in assisting private technology companies in accelerating their growth and served as its chief executive officer. Mr. Ingari was chairman and CEO of Shiva Corporation from 1993 to 1997. Prior to joining Shiva Corporation, Mr. Ingari was vice president, marketing at Lotus Development Corporation. Mr. Ingari received a B.A. in Creative Writing and U.S. Foreign Relations from Cornell University.

  Jonathan J. Ledecky has been a member of the board of directors of MicroStrategy since June 1998. Mr. Ledecky is currently vice chairman of Lincoln Holdings LLC, which owns the Washington Capitals, the Washington Wizards and the Washington Mystics sports teams. Mr. Ledecky founded U.S. Office Products Company in October 1994 and served as its chairman of the board and chief executive officer from inception through November 1997 and thereafter as a director until May 1998. In February 1997, Mr. Ledecky founded Building One Services Corp., now Encompass Services Corporation, and served as its chairman until February 2000 and chief executive officer until June 1999. Mr. Ledecky is also a director of publicly traded Aztec Technology Partners, UniCapital Corporation, U.S.A. Floral Products, School Specialty, Inc., OneMain.com and WorkFlow Management.

  Ralph S. Terkowitz has been a member of the board of directors of MicroStrategy since September 1997. Mr. Terkowitz is vice president, technology for the Washington Post Company, a position he held since 1992. Until February 1996, Mr. Terkowitz was chief executive officer, president and publisher of Digital Ink, an Internet publishing venture that launched, among other ventures, WashingtonPost.com and PoliticsNow. In 1998 he was co-CEO of HireSystems and instrumental in the formation of BrassRing.com, Mr. Terkowitz is a director of ICSA, BigStep and OutTask. Mr. Terkowitz received an A.B. in Chemistry from Cornell University an M.S. in Chemical Physics from the University of California, Berkeley.

  John W. Sidgmore has been a member of the board of directors of MicroStrategy since February 2000. Mr. Sidgmore was the president and chief executive officer of UUNET Technologies, Inc., a provider of worldwide Internet services, from June 1994 until November of 1998 and has served as chairman since November of 1998. Since December 1996, Mr. Sidgmore has served as the chief operating officer and vice chairman of WorldCom Inc., now MCI WorldCom, a provider of long distance, Internet and telecommunication services. Prior to joining UUNET, Mr. Sidgmore was president and CEO of Intelicom Solutions, now CSC Intelicom, a telecommunications software company. Mr. Sidgmore is also a member of the board of directors of MCI WorldCom and ADC Telecommunications, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding beneficial ownership of our Class A and Class B common stock as of January 31, 2000 by (1) each person who owns beneficially more than 5% of the outstanding shares of our common stock, (2) each of our directors and the five most highly compensated executive officers, and (3) all of our directors and executive officers as a group.

   The number of shares of Class A and Class B common stock deemed outstanding prior to this offering includes:

  . 22,651,210 shares of Class A common stock outstanding as of January 31, 2000;

  . 55,516,929 shares of Class B common stock outstanding as of January 31, 2000; and

  . shares issuable pursuant to options held by each person included in this table which may be exercised within 60 days after January 31, 2000, as set forth below.

   The number of shares of common stock deemed outstanding after this offering includes the shares of Class A common stock that are being offered for sale by us in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o MicroStrategy, 8000 Towers Crescent Drive, Vienna, Virginia 22182.

                                      Shares
                                Beneficially Owned                 Shares
                                     Prior to      Shares to Beneficially Owned
                                   the Offering     be sold  After the Offering
                                ------------------ --------- ------------------
Name and Address of Beneficial
Owner                             Number   Percent             Number   Percent
------------------------------  ---------- -------           ---------- -------
Michael J. Saylor(1)..........  43,549,324  55.7%  1,660,000 41,889,324  52.3%
Sanju K. Bansal(2)............   8,698,958  11.1%    426,814  8,272,144  10.3%
Jonathan F. Klein(3)..........      42,321     *         --      42,321     *
Mark S. Lynch(4)..............      26,634     *      25,000      1,634     *
Joseph P. Payne(5)............       2,380     *         --       2,380     *
Stephen S. Trundle(6).........     567,946     *      60,000    507,946     *
Frank A. Ingari(7)............      27,000     *       9,000     18,000     *
Jonathan J. Ledecky(8)........      20,000     *      18,000      2,000     *
Ralph S. Terkowitz(9).........      20,000     *      18,000      2,000     *
John W. Sidgmore(10)..........         --      *         --         --      *
All executive officers and
 directors as a group (10
 persons)(11).................  52,954,563  67.6%  2,216,814 50,737,749  63.2%
NCR...........................     566,372     *     283,186    283,186     *

--------
*  Less than 1% of the outstanding common stock.
(1) Prior to giving effect to the offering, Mr. Saylor's holdings of common stock consist of 43,549,324 shares of Class B common stock (78.4% of the Class B common stock outstanding). After giving effect to the offering, Mr. Saylor's holdings of common stock will consist of 41,889,324 shares of Class B common stock (78.4% of the Class B common stock then outstanding). Mr. Saylor has granted the underwriters the right to purchase up to 287,500 shares pursuant to the underwriters' over-allotment option. If the underwriters purchase all 287,500 of such shares, Mr. Saylor's holdings of common stock will consist of 41,601,824 shares of Class B common stock (78.4% of the Class B common stock then outstanding).

 (2) Prior to giving effect to the offering, Mr. Bansal's holdings of common stock consist of 8,679,958 shares of Class B common stock (15.6% of the Class B common stock outstanding) and 19,000 shares of Class A common stock held beneficially by Mr. Bansal as a result of his beneficial ownership in Shangri-La LLC. After giving effect to the offering, Mr. Bansal's holdings of common stock will consist of 8,253,144 shares of Class B common stock (15.4% of the Class B common stock then outstanding) and 19,000 shares of Class A common stock. Mr. Bansal has granted the underwriters the right to purchase up to 87,500 shares pursuant to the underwriters' over-allotment option. If the underwriters purchase all 87,500 of such shares, Mr. Bansal's holdings of common stock will consist of 8,165,644 shares of Class B common stock (15.4% of the Class B common stock then outstanding) and 19,000 shares of Class A common stock.
 (3) Prior to giving effect to the offering, Mr. Klein's holdings of common stock consist of 42,221 shares of Class A common stock and options exercisable within 60 days after January 31, 2000 for 100 shares of Class A common stock.
 (4) Prior to giving effect to the offering, Mr. Lynch's holdings of common stock consist of 26,634 shares of Class A common stock.
 (5) Prior to giving effect to the offering, Mr. Payne's holdings of common stock consist of 2,380 shares of Class A common stock.
 (6) Prior to giving effect to the offering, Mr. Trundle's holdings of common stock consist of 100,000 shares of Class B common stock (0.2% of the Class B common stock outstanding) 306,346 shares of Class A common stock, of which 30,470 shares are held by his spouse, and options exercisable within 60 days after January 31, 2000 for 161,600 shares of Class A common stock. Mr. and Mrs. Trundle are selling 55,000 and 5,000 shares of Class A common stock in this offering, respectively. After giving effect to the offering, Mr. Trundle's holdings of common stock will consist of 100,000 shares of Class B common stock (0.2% of the Class B common stock then outstanding), 246,346 shares of Class A common stock, of which 25,470 shares are held by his spouse, and options exercisable within 60 days after January 31, 2000 for 161,600 shares of Class A common stock.
 (7) Prior to giving effect to the offering, Mr. Ingari's holdings of common stock consist of 20,000 shares of Class A common stock and options exercisable for 7,000 shares of Class A common stock. After giving effect to the offering, Mr Ingari's holdings of common stock will consist of 11,000 shares of Class A common stock and options exercisable for 7,000 shares of Class A common stock.
 (8) Prior to giving effect to the offering, Mr. Ledecky's holdings of common stock consist of 2,000 shares of Class A common stock and options exercisable for 18,000 shares of Class A common stock. After giving effect to the offering, Mr. Ledecky's holdings of common stock will consist of options exercisable for 2,000 shares of Class A common stock.
 (9) Prior to giving effect to the offering, Mr. Terkowitz's holdings of common stock consist of 2,000 shares of Class A common stock and options exercisable within 60 days after January 31, 2000 for 18,000 shares of Class A common stock. After giving effect to the offering, Mr. Terkowitz's holdings of common stock will consist of options exercisable within 60 days after January 31, 2000 for 2,000 shares of Class A common stock.
(10) Mr. Sidgmore was elected as a director on February 16, 2000.
(11) Prior to giving effect to the offering, all executive officers and directors holdings as a group consist of 52,329,282 shares of Class B common stock (94.3% of the Class B common stock outstanding), 420,581 shares of Class A common stock and options exercisable within 60 days after January 31, 2000 for 204,700 shares of Class A common stock. After giving effect to the offering, all executive officers and directors holdings as a group will consist of 50,242,468 shares of Class B common stock (94.0% of the Class B common stock outstanding), 322,581 shares of Class A common stock, and options exercisable within 60 days after January 31, 2000 for 172,700 shares of Class A common stock.

                                  UNDERWRITING

   MicroStrategy, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Friedman, Billings, Ramsey & Co., Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Chase Securities Inc. are the representatives of the underwriters.

                                                                       Number of
                             Underwriters                               Shares
                             ------------                              ---------
Goldman, Sachs & Co. .................................................
Friedman, Billings, Ramsey & Co., Inc. ...............................
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.................................................
Chase Securities Inc. ................................................
                                                                       ---------
  Total............................................................... 6,500,000
                                                                       =========

   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from MicroStrategy and up to an additional 375,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by MicroStrategy and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 975,000 additional shares.

                                                                    Paid by
                                                                 MicroStrategy
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per Share..................................................   $        $
   Total......................................................   $        $

                                                                Paid by Selling
                                                                 Stockholders
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per Share..................................................   $        $
   Total......................................................   $        $

   Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $   per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $   per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

   MicroStrategy, its directors, its executive officers, some of its other employees or their affiliates and the selling stockholders, who beneficially held in the aggregate as of February 22, 2000

55,905,630 shares of common stock and options to purchase common stock, have agreed with the underwriters not to dispose of or hedge any of MicroStrategy's common stock or securities convertible into or exchangeable for shares of common stock through the date 90 days after the date of this prospectus, except
(1) for shares to be sold pursuant to this prospectus, (2) with the prior written consent of the representatives or (3) as described in the following sentence. The representatives have agreed to allow during the 90 day lock-up period the sale of up to 498,462 shares or up to 0.9% of the shares of common stock beneficially held by the individuals subject to lock-up agreements and their affiliates.

   In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   As permitted by Rule 103 under the Securities Exchange Act of 1934, certain underwriters and selling group members that are market makers, or passive market makers, in the Class A common stock may make bids for or purchases of Class A common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that:

 . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part;

 . a passive market maker may not effect transactions or display bids for common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

 .  bids made by passive market makers must be identified as such.

   MicroStrategy estimates that the total expenses of the offerings, excluding underwriting discounts and commissions, will be approximately $1,100,000. MicroStrategy has agreed to pay for all the expenses of the selling stockholders.

   MicroStrategy and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

   The validity of the shares of Class A common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

   Our financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of the firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the world wide web at http://www.sec.gov. Reports, proxy statements and other information concerning us are also available for inspection at the National Association of Securities Dealers, Inc. at 1735 K Street N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to incorporate into this prospectus information we file with them in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

   The following documents that we have filed with the SEC are incorporated herein by reference:

(1) Our Annual Report on Form 10-K for the year ended December 31, 1998;

(2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

(3) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

(4) Our Quarterly Report on Form 10-Q for the quarter ended September 30,
    1999;

(5) Our Current Report on Form 8-K dated June 2, 1999;

(6) Our Current Report on Form 8-K dated January 7, 2000;

(7) All of our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(8) The description of our common stock contained in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

   You may request a copy of these documents, at no cost, by writing to:

    MicroStrategy Incorporated
    8000 Towers Crescent Drive
    Vienna, VA 22128
    Attention: Investor Relations
    Telephone: (703) 848-8600

                           MICROSTRATEGY INCORPORATED

                    SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                                      December 31, December 31,
                                                          1999         1998
                                                      ------------ ------------
                                                      (unaudited)
ASSETS
Current assets
  Cash and cash equivalents..........................   $ 25,941     $27,491
  Short term investments.............................     19,627         --
  Accounts receivable, net...........................     61,149      33,054
  Prepaid expenses and other current assets..........     15,782       2,198
  Deferred tax assets................................        --          716
                                                        --------     -------
    Total current assets.............................    122,499      63,459
                                                        --------     -------
Property and equipment, net..........................     39,400      13,773
Other long-term receivables..........................        --        2,700
Goodwill and other intangible assets net.............     15,760         987
Deposits and other assets............................      1,559       1,770
Deferred tax asset...................................      3,337         --
                                                        --------     -------
    Total assets.....................................   $182,555     $82,689
                                                        ========     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and other.........................   $ 14,388     $11,904
  Accrued compensation and employee benefits.........     14,912       7,356
  Deferred revenue...................................     13,574      10,732
  Deferred tax liability.............................      2,434         --
  Dividend notes payable.............................        --        5,000
                                                        --------     -------
    Total current liabilities........................     45,308      34,992
  Deferred revenue...................................      3,208         746
  Deferred tax liability.............................        --          671
                                                        --------     -------
    Total liabilities................................   $ 48,516     $36,409
                                                        --------     -------
Stockholders' (deficit) equity:
  Preferred stock; $.001 par value; 5,000 shares
   authorized; no shares issued or outstanding ......        --          --
  Class A Common Stock; $.001 par value; 100,000
   shares authorized; 22,384 and 10,104 shares issued
   and outstanding, respectively.....................         22          11
  Class B Common Stock; $.001 par value;100,000
   shares authorized; 55,867 and 61,266 shares issued
   and outstanding, respectively.....................         56          61
Additional paid-in capital...........................    117,556      42,183
Deferred compensation................................     (1,641)     (2,098)
Other comprehensive income...........................        197         894
Retained earnings....................................     17,849       5,229
                                                        --------     -------
    Total stockholders' equity.......................    134,039      46,280
                                                        --------     -------
    Total liabilities & stockholders' equity.........   $182,555     $82,689
                                                        ========     =======

                           MICROSTRATEGY INCORPORATED

                    SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                          Three Months
                                              Ended       Twelve Months Ended
                                          December 31,       December 31,
                                         ---------------- -------------------
                                          1999     1998      1999      1998
                                         -------  ------- ----------- -------
                                           (unaudited)    (unaudited)
Revenues
  Product licenses...................... $50,793  $25,245  $143,193   $72,721
  Product support.......................  18,559   10,487    62,136    33,709
                                         -------  -------  --------   -------
    Total revenues......................  69,352   35,732   205,329   106,430
                                         -------  -------  --------   -------
Cost of Revenues
  Product licenses......................     670      570     2,597     2,246
  Product support.......................  10,908    5,601    34,479    17,535
                                         -------  -------  --------   -------
    Total cost of revenues..............  11,578    6,171    37,076    19,781
                                         -------  -------  --------   -------
Gross profit............................  57,774   29,561   168,253    86,649
                                         -------  -------  --------   -------
Operating Expenses
  Sales and marketing...................  31,493   17,644    93,788    53,408
  Research and development..............   9,099    4,020    28,680    12,106
  In-process research and development
   (1)..................................   2,800      --      2,800       --
  General and administrative............   8,708    3,704    24,666    11,809
                                         -------  -------  --------   -------
    Total operating expenses............  52,100   25,368   149,934    77,323
                                         -------  -------  --------   -------
Income from operations..................   5,674    4,193    18,319     9,326
Interest income.........................     405      345     2,174     1,028
Interest expense........................       1       98       144       720
Other income (expense), net.............     (20)      17         6       (14)
                                         -------  -------  --------   -------
    Total other income..................     384      264     2,036       294
                                         -------  -------  --------   -------
Income before taxes.....................   6,058    4,457    20,355     9,620
Income tax..............................   2,302    1,691     7,735     3,442
                                         -------  -------  --------   -------
Net income.............................. $ 3,756  $ 2,766  $ 12,620   $ 6,178
                                         -------  -------  --------   -------
Earnings per share (basic) (2).......... $  0.05  $  0.04  $   0.16   $  0.09
                                         =======  =======  ========   =======
Weighted average outstanding shares
 (basic) (2)............................  77,404   71,267    77,028    66,986
                                         =======  =======  ========   =======
Earnings per share (diluted) (2)........ $  0.04  $  0.03  $   0.15   $  0.08
                                         =======  =======  ========   =======
Weighted average outstanding shares
 (diluted) (2)..........................  87,152   81,111    85,881    77,203
                                         =======  =======  ========   =======
Pro forma information (3):
Pro forma net income....................                              $ 5,971
                                                                      =======
Pro forma earnings per share (basic)
 (2)....................................                              $  0.09
                                                                      =======
Pro forma earnings per share (diluted)
 (2)....................................                              $  0.08
                                                                      =======

--------
(1) In-process research and development costs are one-time non-cash acquisition related costs which were incurred as a result of the acquisition of NCR's TeraCube assets.
(2) Share and per share amounts for all periods presented have been restated to reflect the two-for-one stock split effected as a stock dividend which occurred in January 2000.
(3) Presented on a pro forma basis, to reflect federal and state income taxes based on estimated applicable tax rates as if the company had been a subchapter C corporation for the year ended December 31, 1998.

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward-looking Statements........................  16
Use of Proceeds..........................................................  17
Price Range of Class A Common Stock......................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Selected Financial Data..................................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  31
Management...............................................................  50
Principal and Selling Stockholders.......................................  52
Underwriters.............................................................  54
Legal Matters............................................................  56
Experts..................................................................  56
Where you can find more Information......................................  56
Incorporation of Certain Documents by Reference..........................  56
Supplemental Consolidated Financial Data................................. S-1

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                               6,500,000 Shares

                          MicroStrategy Incorporated

                             Class A Common Stock

                                  -----------

                                    [LOGO]

                                  -----------

                             Goldman, Sachs & Co.

                           Friedman Billings Ramsey

                              Merrill Lynch & Co.

                                   Chase H&Q

                      Representatives of the Underwriters


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

      SEC registration fee.......................................... $  292,182
      NASD filing fee...............................................     30,500
      Nasdaq National Market listing fee............................     17,500
      Printing and engraving expenses...............................    250,000
      Legal fees and expenses.......................................    275,000
      Accounting fees and expenses..................................    150,000
      Blue Sky fees and expenses (including legal fees).............      5,000
      Transfer agent and registrar fees and expenses................      5,000
      Miscellaneous.................................................     74,818
                                                                     ----------
        Total....................................................... $1,100,000
                                                                     ==========

   The Company will bear all expenses shown above.

Item 14. Indemnification of Directors and Officers.

   The Registrant's Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

   Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL including for an unlawful payment of dividend or unlawful stock purchase or redemption, or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's by-laws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by the DGCL and, together with the Registrant's By-Laws (the "By-Laws"), provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Reference is made to the Registrant's Certificate of Incorporation and By-Laws filed as Exhibits 3.1 and 3.2 hereto, respectively.

   The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits:

   Exhibit
     No.     Description
   -------   -----------
    1.1*     Form of Underwriting Agreement
    3.1**    Certificate of Incorporation of the Registrant, as amended
    3.2**    By-Laws of the Registrant
    4.1**    Specimen Class A common stock certificate
    4.2      See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Certificate of Incorporation and
             By-Laws of the Registrant defining the rights of holders of common stock of the Registrant
    5.1*     Opinion of Hale and Dorr LLP
   21.1**    Subsidiaries of the Registrant
   23.1      Consent of PricewaterhouseCoopers LLP
   23.2*     Consent of Hale and Dorr LLP (included in Exhibit 5.1)
   24.1      Powers of Attorney (see page II-5)

--------

*  To be filed by amendment.

** Filed as the identically numbered exhibit with the Registrant's Registration
   Statement on Form S-1 (Registration No. 333-49899) and incorporated by reference herein.

  (b) Financial Statement Schedules:

   None

Item 17. Undertakings.

   The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Certificate of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

  (1) For purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on this 24th day of February, 2000.

                                          MICROSTRATEGY INCORPORATED

                                                   /s/ Michael J. Saylor
                                          By: _________________________________
                                                     Michael J. Saylor
                                               President and Chief Executive
                                                          Officer

                        POWER OF ATTORNEY AND SIGNATURES

   We, the undersigned officers, directors and authorized representatives of MicroStrategy Incorporated hereby severally constitute and appoint Michael J. Saylor, Sanju K. Bansal and Mark S. Lynch, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable MicroStrategy Incorporated to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, or their substitute or substitutes, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    Signature                        Title                           Date
    ---------                        -----                           ----
 /s/ Michael J.   President, Chief Executive Officer and       February 24, 2000
    Saylor        Director (Principal Executive Officer)
  ______________
    Michael J.
      Saylor
   /s/ Mark S.    Chief Financial Officer (Principal Financial February 24, 2000
    Lynch         and Accounting Officer)
  ______________
  Mark S. Lynch
  /s/ Sanju K.    Director                                     February 24, 2000
    Bansal
  ______________
     Sanju K.
      Bansal
  /s/ Frank A.    Director                                     February 24, 2000
    Ingari
  ______________
     Frank A.
      Ingari
 /s/ Jonathan J.  Director                                     February 24, 2000
   Ledecky
  ______________
   Jonathan J.
     Ledecky
  /s/ Ralph S.    Director                                     February 24, 2000
  Terkowitz
  ______________
     Ralph S.
    Terkowitz
   /s/ John W.    Director                                     February 24, 2000
   Sidgmore
  ______________
     John W.
     Sidgmore

                                 EXHIBIT INDEX

   Exhibit
     No.     Description
   -------   -----------
    1.1*     Form of Underwriting Agreement
    3.1**    Certificate of Incorporation of the Registrant, as amended
    3.2**    By-Laws of the Registrant
    4.1**    Specimen Class A common stock certificate
    4.2      See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Certificate of Incorporation and
             By-Laws of the Registrant defining the rights of holders of common stock of the Registrant
    5.1*     Opinion of Hale and Dorr LLP
   21.1**    Subsidiaries of the Registrant
   23.1      Consent of PricewaterhouseCoopers LLP
   23.2*     Consent of Hale and Dorr LLP (included in Exhibit 5.1)
   24.1      Powers of Attorney (see page II-5)

--------

*  To be filed by amendment.

** Filed as the identically numbered exhibit with the Registrant's Registration
   Statement on Form S-1 (Registration No. 333-49899) and incorporated by reference herein.

  (b) Financial Statement Schedules:

   None